Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Golden Cycle Gold Corporation
Commission File Number: 333 -149068

ANGLOGOLD ASHANTI LIMITED
REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2007
PREPARED IN ACCORDANCE WITH IFRS

FORWARD-LOOKING STATEMENTS

Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold
Ashanti's annual report for the year ended 31 December 2006, which was distributed to shareholders on 29 March 2007. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle
Gold Corporation, AngloGold Ashanti has filed with the SEC a registration statement on Form F-4 and
GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission
(“SEC”) as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE
URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED
TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders.
Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s
Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the
SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown,
Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa, Attention: Investor Relations,
+27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs,
CO 80906, Attention: Chief Executive Officer, (719) 471-9013.

Quarter 4 2007
Report
for the quarter and year ended 31 December 2007
Group results for the quarter ….
·      Gold production decreases 5% to 1.37Moz, following safety interventions in South Africa and operational difficulties at Geita.
·      Total cash costs at $404/oz, primarily as a result of lower production, local currency appreciation, and the purchase of uranium to meet contractual obligations.
·      Adjusted headline earnings similar to previous quarter at $82m, before year-end adjustments amounting to $64m. Including year-
end accounting adjustments, adjusted headline earnings at $18m.
.... and for the year
·      Gold production declines 3% to 5.48Moz.
·      Total cash costs increased by 16% to $357/oz, due to lower production, stronger local currencies and inflationary pressure.
·      Adjusted headline earnings for the year at $278m.
·      Mineral Resource increases by 34.1Moz, before depletion for the year, with 6.95Moz (attributable) from Greenfields discoveries.
Ore Reserves increases 13Moz, before depletion to 73.1Moz.
·      Final dividend declared at 53 South African cents per share or 7 US cents per share, resulting in total dividend of 143 South African cents or 20 US cents per share for the year.
Quarter
Year
Quarter
Year
ended
Dec
2007
ended
Sept
2007
ended
Dec
2007
ended
Dec
2006
ended
Dec
2007
ended
Sept
2007
ended
Dec
2007
ended
Dec
2006
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
42,556
44,611   170,365   175,253
1,368
1,434 5,477 5,635
Price received
1
- R/kg / $/oz
149,312
141,400   142,107   126,038
687
621 629 577
Total cash costs - R/kg / $/oz
87,744
81,186     80,490     67,133
404
357 357 308
Total production costs - R/kg / $/oz
122,344
107,239   107,415     90,345
563
471
476 414
Financial review
Gross (loss) profit - Rm / $m
(2,354)
(879) (524) 2,700
(355)
(159)         (136)          443
Gross profit adjusted for the loss on unrealised
non-hedge derivatives and other commodity
contracts
2
- Rm / $m
1,309
1,761       6,590       7,207
195
249 935 1,058
Loss attributable to equity
shareholders
- Rm / $m
(3,199)
(2,003) (4,269) (587)
(482)
(316)        (668)           (44)
Headline loss ³ - Rm / $m
(3,095)
(1,972) (4,136) (850)
(466)
(312)        (648)           (82)
Headline earnings adjusted for the loss on
unrealised non-hedge derivatives, other
commodity contracts and fair value adjustments
on convertible bond
4
- Rm / $m
117
575        1,971
2,777
18
81 278 411
Capital expenditure - Rm / $m
2,315
1,733        7,444
5,533
339
245 1,059 817
Loss per ordinary share - cents/share
Basic
(1,136)
(712) (1,516) (215)
(171)
(112)         (237)          (16)
Diluted
(1,136)
(712) (1,516) (215)
(171)
(112)         (237)          (16)
Headline ³
(1,099)
(701) (1,470) (312)
(165)
(111)         (230)          (30)
Headline earnings adjusted for the loss on
unrealised non-hedge derivatives and other
commodity contracts and fair value adjustments
on convertible bond
4
- cents/share
42
204           700
1,018
6
29 99 151
Dividends
- cents/share
53
143          450
7
20 62
Notes:
1.
Refer to note D Non-GAAP disclosure for the definition.
2.
Refer to note B on Non-GAAP disclosure for the definition.
3.
Refer to note 8 of Notes for the definition.
4.
Refer to note A of Non-GAAP disclosure.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 December 2007
Production
Total cash costs
Cash gross profit
(loss)
1
Gross profit (loss)
adjusted for the loss
on unrealised non-
hedge derivatives
and other
commodity
contracts
2
oz (000)
%
Variance
3
$/oz
%
Variance
3
$m
%
Variance
3
$m
%
Variance
3
Mponeng
136
(12)
304
20
52
(12)
39
(15)
Sunrise Dam
150
(2)
348
25
47
(11)
34
(17)
AngloGold Ashanti Mineração
91
5
251
14
37
19
26
24
Kopanang
104
(11)
329
8
36
(3)
27
(4)
Cripple Creek & Victor J.V.
89
48
277
(10)
36
50
28
87
TauTona
97
(17)
357
12
32
(11)
12
(43)
Morila
4
52
-
351
15
20
54
16
78
Great Noligwa
116
(2)
543
37
16
(41)
5
(67)
Cerro Vanguardia
4
51
2
310
7
14
(13)
8
(20)
Siguiri
4
83
36
439
(15)
14
100
4
500
Serra Grande
4
21
(9)
292
9
9
13
7
17
Sadiola
4
40
14
419
5
8
14
7
17
Tau Lekoa
40
(7)
516
7
7
17
1
-
Iduapriem
4
45
(13)
414
15
5
(64)
2
(78)
Savuka
17
(15)
422
4
5
25
4
100
Navachab
20
(5)
527
22
4
-
3
50
Yatela
4
22
(27)
547
43
2
(71)
1
(83)
Moab Khotsong
23
35
693
-
(6)
(500)
(22)
(214)
Geita
58
(47)
722
80
(8)
(131)
(16)
(223)
Obuasi
84
-
489
(5)
(12)
(300)
(23)
(229)
Other
30
-
41
141
33
136
AngloGold Ashanti
1,368
(5)
404
13
358
(11)
195
(22)
1
Refer to note F “Non-GAAP disclosure” for the definition.
2
Refer to note B of Non-GAAP disclosure for the definition.
3
Variance December 2007 quarter on September 2007 quarter – increase (decrease).
4
Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER AND YEAR
FOURTH QUARTER
On 8 November 2007 the company launched its
“Safety is our first value” campaign in South Africa,
in collaboration with trade unions and government
representatives. Combined with the launch, safety
interventions were undertaken at each operation to
re-emphasize the company’s safety principles and
standards, with the key focus on leadership
behaviours and improving compliance to operating
standards at the shop floor.
Prior to the launch on 8 November 2007, eight
employees lost their lives at the South African
operations during the quarter, with one fatality at
Obuasi in Ghana. Following the launch, there were
no fatalities for the remaining 53 days of the
quarter and year. The South African operations
reduced their fatal injury rate by 17% year-on-year,
while there was an increase in the fatality rate at
operations outside of South Africa.
AngloGold Ashanti remains committed to a
continuing focus on raising safety standards, and
there is a commitment to use OHSAS 18001 and
OHSAS 18002 as the templates for the safety
management framework. At the end of the year,
half of the operations were certified OHSAS 18001
compliant, with the balance on schedule for
certification during 2008.
Gold production for the quarter was 5% lower at
1.37Moz, mainly as a result of the safety
interventions in South Africa and operational
difficulties at Geita. Total cash costs at $404/oz,
was 13% higher than the previous quarter, which
was impacted by lower production, appreciation of
local currencies, and the purchase of uranium to
meet contractual obligations.
Adjusted headline earnings for the quarter were
$18m, compared with $81m in the third quarter.
Adjusted headline earnings were adversely
distorted by annual accounting adjustments which
totalled $64m and included adjustments on
rehabilitation, inventory, and current and deferred
tax provisions. This was further exacerbated by
stronger local operating currencies, higher
exploration expenditure and lower production,
specifically in South Africa, Ghana and Tanzania.
In South Africa, gold production dropped 9% to
17,503kg, following safety interventions, stoppages
and the one-day NUM strike. Total cash costs
increased 14% to R87,949/kg on the back of lower
production and adverse by-products contribution,
following the decision to take advantage of weaker
uranium prices in October 2007 when 300,000
pounds of uranium were purchased. Excluding the
purchase of additional uranium, total cash costs
increased 4% quarter-on-quarter.
The other African assets had a mixed quarter, with
significant operational improvements from Siguiri
and Sadiola, which posted increased gold
production of 36% and 14% respectively. Morila
and Obuasi were on par with the previous quarter.
Iduapriem was affected by power outages, with
gold production declining 13%, while Yatela and
Navachab declined 27% and 5% respectively.
Geita was adversely affected by discharge pump
failures and the treatment of hard ore, resulting in
gold production being 47% lower.
The international operations remained steady
during the quarter, with Cerro Vanguardia and
AngloGold Ashanti Brasil Mineração improving
their gold production by 2% and 5% respectively,
while Sunrise Dam was marginally lower, as the
operation continued to mine the higher grade area.
Gold production at CC&V improved 48% quarter-
on-quarter, as delays from improved leach pad
stacking depths were rectified. Consequently, total
cash costs at CC&V reduced by 10% and adjusted
gross profit improved 87% to $28m for the quarter.
During the quarter, following a review process, a
regional operating structure was established with
Robbie Lazare (Africa), Ron Largent (Americas)
and Graham Ehm (Australasia) appointed as
Executive Vice Presidents accountable for their
respective operating regions, reporting directly to
the CEO. This restructuring is designed to further
strengthen the focus on delivering improved
operational performance and safety improvement.
Two teams have also been established in the
Africa region, with Johan Viljoen appointed
Regional Head for Southern Africa, and Christian
Rampa Luhembwe appointed Regional Head for
West Africa. Following the disappointing recent
performance from Geita, Richard Le Seur has been
appointed as the new Managing Director at Geita,
reporting directly to Robbie Lazare.

YEAR
The company’s total Mineral Resource before
depletion increased by 34.1Moz for the year.
After depletion, this represents an increase of
26.0Moz, from 181.6Moz in 2006 to 207.6Moz in
2007, of which 6.95Moz (attributable) were
delineated by AngloGold Ashanti’s greenfields
exploration teams for the year, at three key
prospects, namely Tropicana (Western Australia),
Mongbwalu (DRC) and Gramalote (Colombia).
Significant other additions include 17.1Moz at
Mponeng and 4.7Moz at CC&V, both due to
improved economics and revised methodologies.
In 2007, AngloGold Ashanti recorded an increase
in total ore reserves before depletion of 13.0Moz.
After depletion, this represents a 9% increase
year-on-year, from 66.9Moz in 2006 to 73.1Moz in
2007. Significant additions included 3.8Moz at
Moab Khotsong, due to the inclusion of Project
Zaaiplaats, a deepening of Moab Khotsong to
access deeper Vaal Reef blocks to the South
West of the current mine, and 3.4Moz at
Mponeng, due to the inclusion of the Carbon
Leader Reef project below 120 Level.
Production for 2007 declined by 3% or 158,000oz
against the previous year, with Great Noligwa and
TauTona showing production declines of
132,000oz and 65,000oz respectively, affected by
mining redesign following safety concerns at
TauTona and by lower grades at Great Noligwa, as
mining moves into the lower grade SV3 area. Both
Sunrise Dam in Australia and Siguiri in Guinea
achieved record production levels of 600,000oz
and 280,000oz (attributable), respectively, for the
year.
Total cash costs increased by 16% to $357/oz, due
to lower production, stronger local currencies,
higher by-product losses (uranium purchases),
higher royalty payments (higher gold price),
increased maintenance activities and inflationary
pressure. Combined with a higher spend on
exploration activities year-on-year to the value of
$59m, adjusted headline earnings reduced from
$411m in 2006 to $278m.
A dividend of 53 South African cents (7 US cents)
per share was declared for the six months ended
31 December 2007. This represents a similar
dividend payout level to adjusted headline
earnings, as per the interim year declaration,
resulting in a total dividend for the year of
143 South African cents (20 US cents) per share.
On 14 January 2008, AngloGold Ashanti agreed
to acquire 100% of Golden Cycle Gold
Corporation (GCGC), for an aggregate
consideration of approximately $149m. GCGC,
which is listed and trades on the NYSE Arca
Exchange, is a Colorado-based holding company
with its primary investment being its joint venture
interest in CC&V and which is majority owned by
AngloGold Ashanti. The successful completion of
the acquisition, will allow AngloGold Ashanti to
consolidate 100% interest in CC&V. Under the
terms of the CC&V joint venture agreement,
AngloGold Ashanti was entitled to 100% of the net
proceeds from the CC&V mine until GCGC has
repaid its initial loans.
On 24 January 2008, AngloGold Ashanti entered
into agreements to sell its royalty interests in
El
Chanate (Sonaro, Mexico) and Marigold
(Nevada, USA) to Royal Gold for $13.75m. The
transaction is subject to due diligence and is
expected to be completed by the end of the first
quarter.
On 25 January 2008, the South African national
power supplier, Eskom, communicated that it
could not guarantee power supply to the local
operations. Precautionary steps were immediately
taken for the safety of all employees, with no
employees transported underground to carry-out
mining activities, together with the cessation of
milling activities. Following extensive discussions
with Eskom and government, a power supply of
90% has been offered, although at the time of
writing, this was still to be attained, which means
that first quarter 2008 production from South
African operations has been severely disrupted.
The company is still reviewing a scenario in which
only 90% of power is available to its South African
operations.
Equally important is Eskom’s ability to maintain a
continuous power supply, at a 90% level, given
that since 25 January 2008, the company has
experienced daily fluctuations in available power
which in turn has further disrupted the attempt to
return to normal production levels and milling
rates.
Since 2004, Eskom and AngloGold Ashanti have
been working to improve energy efficiencies and
reduce consumption, with both organisations
committing funds and resources to the
programme. These combined efforts have
achieved a 17% improvement in energy
efficiencies by the Company during this period.

Subject to the power stability and availability at
the 90% level, the production for the 2008 year is
expected to be within the range of 4.8Moz to
5.0Moz. Total cash costs are anticipated to be
between $425/oz and $435/oz, based on the
following exchange rate assumptions: R7.35/$,
A$/$0.88, BRL1.81/$ and Argentinean peso
3.10/$. Capital expenditure for the year is
estimated to be $1,259m, and will be managed in
line with profitability and cash flow.
Production for the first quarter of 2008, based on
90% stabilising power supply and associated
operating recovery, is estimated to be 1.10Moz at
an average total cash cost of $467/oz , assuming
the following exchange rates: R7.35/$, A$/$0.89,
BRL1.81/$ and Argentinean peso 3.10/$. Capital
expenditure is estimated at $328m.
The table below provides guidance for the year in
respect of forecast ounces, total cash costs and
capital expenditure, taking into consideration the
impact of a 90% power supply in South Africa, as
well as the current operational constraints at
Geita.
Operational forecast for 2008
Operation                                        Forecast
Production
Ounces (000)
Expected
Cash Cost
US$/oz*
Forecast Capital
Expenditure
US$m**
South Africa 1,800 - 1,900 395 - 415 383
Argentina 200 - 205 310 - 320 22
Australia 400 - 420 595 - 605 411
Brazil 400 - 415 290 - 300 113
Ghana 580 - 620 420 - 430 172
Guinea 260 - 270 475 - 485 16
Mali 400 - 420 410 - 420 8
Namibia 75 - 80 520 - 530 34
Tanzania 330 - 340 595 - 605 64
North America 290 - 300 310 - 320 28
Other 8
AngloGold Ashanti
4,800 - 5,000 425 - 435 1,259
*    Assumes the following exchange assumptions to the US dollar: R7.35/$, A$/$0.88, BRL1.81/$ and
Argentinean peso3.10/$.
**  Capital expenditure is managed in line with earnings and cash flow, and may fluctuate accordingly.

OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, gold production was down 2%
to 3,613kg (116,000oz), as a result of a 4% lower
yield, partially offset by a 2% higher volume.
Volume improved despite the loss of production
shifts due to safety training interventions,
stoppages and the one-day NUM safety strike.
Although overall mining costs reduced, a higher by-
product loss was incurred, following the purchase
of uranium in October 2007, when the company
took advantage of a dip in uranium prices to meet
contractual obligations, resulting in total cash costs
increasing 31% to R117,918/kg ($543/oz).
Consequently, adjusted gross profit was 70% lower
at R32m ($5m). Total cash costs was marginally
lower at R86,580/kg excluding the purchase of
uranium.
The Lost-Time Injury Frequency Rate (LTIFR) was
13.24 lost-time injuries per million hours worked
(12.72 for the previous quarter).
Gold production at Kopanang reduced 11% to
3,229kg (104,000oz), following unexpected
geological structure changes, safety training
interventions and the one-day NUM safety strike,
resulting in a 5% decrease in yield and a 7% lower
volume.
Despite the 11% lower production, total cash costs
only increased by 3% to R71,498/kg ($329/oz),
partially off-setting the adverse impact of the lower
volume and grade, with improved efficiencies. The
adjusted gross profit was 10% lower at R180m
($27m).
The LTIFR improved to 11.13 (11.30).
The build up at Moab Khotsong continues with
both volume treated and values mined increasing,
up 14% and 3% respectively, resulting in gold
production being 39% higher at 726kg (23,000oz),
while total cash costs were 4% lower at
R150,648/kg ($693/oz). The adjusted gross loss
increased to R151m ($22m) due to an adjustment in
amortisation cost and an increase in the
rehabilitation provision.
The LTIFR improved to 12.16 (15.03).
At Tau Lekoa, despite an increased yield of 7%,
volumes were down 13%, due to the safety training
intervention, mining activity stoppages following a
fatal accident due to a gravity-induced fall of ground
accident and the one- day NUM strike.
As a result, gold production was down 7% to
1,247kg (40,000oz), and consequently total cash
costs increased 2% to R112,042/kg ($516/oz).
Adjusted gross profit increased to R6m ($1m),
against the previous quarter’s breakeven position.
The LTIFR improved to 15.57 (19.88).
Gold production at Mponeng was down 12% to
4,223kg (136,000oz) following the loss of five shifts
as a result of fatal accidents, safety interventions
and the one-day NUM strike. Total cash costs
consequently increased by 14% to R66,025/kg
($304/oz) and the adjusted gross profit decreased
19% to R263m ($39m).
The LTIFR improved to 11.57 (13.45) and the mine
had four fatalities relating to fall of ground accidents.
At Savuka, despite a 7% improvement in yield due
to reduced grade dilution from lower development
and improved stoping widths, volume was down
19%, following lower face advances, safety
interventions and the one-day NUM strike. As a
result, gold production was 13% lower at 540kg
(17,000oz).
Total cash costs were marginally lower at
R91,613/kg ($422/oz), largely offsetting the adverse
impact of the lower volume, by improved cost
efficiencies and lower power charges. The adjusted
gross profit increased to R29m ($4m) from R15m
($2m) in the previous quarter, mainly due to the
lower amortisation charge and improved price,
partially offset by the lower volume impact.
The LTIFR improved significantly to 17.23 (34.15).
TauTona had a challenging quarter. Increased
geological risk from seismicity activity has required
re-planning and together with the three fatal
accidents, resulted in mining stoppages, and
combined with safety interventions and the one day
NUM strike, resulted in volume and yield being
lower. Gold production was 18% down to 3,005kg
(97,000oz) and consequently, total cash costs rose
by 7% to R77,572/kg ($357/oz), which was partially
offset by various cost interventions to counter the
lower production, as well as the lower power tarriffs.
The adjusted gross profit was 43% lower at R83m
($12m).
The LTIFR was 17.82 (14.66). The mine
experienced three fatalities during the quarter, two
incidents from a fall of ground, and the third from an
ore pass accident.

ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production increased 2% to 51,000oz, due to the
higher feed grade. Total cash costs rose 7% to
$310/oz as a result of the lower silver by-product
sales and higher services costs. Gold sales were
31% lower due to on-going discussions with the
government of Argentina, regarding its proposed tax
changes, and consequently the adjusted gross profit
decreased 20% to $8m.
The LTIFR improved significantly to 1.79 (7.14).
AUSTRALIA
Sunrise Dam continued to perform in accordance
with the planned production schedule, producing
150,000oz for the quarter, culminating in a record
annual production of 600,000oz. Yield was 6% lower
as mining passed through the high-grade GQ lode,
but was partially offset by the 4% higher tonnage
throughput. Total cash costs, however, increased
by 19% to A$392/oz ($348/oz), owing to the
marginally lower production, higher fuel costs and
inventory and stockpile movements. As a result of
the higher costs and lower production, the adjusted
gross profit decreased by 21% to A$38m ($34m).
During the quarter, production from underground
mining continued from the Sunrise Shear, Western
Shear and Mako lodes, while mine development
focused on the Cosmo lode. A total of 729m of
underground capital development and 1,055m of
operational development were completed during the
quarter.
The LTIFR was 2.59 (2.63).
BRAZIL
At
AngloGold Ashanti Brasil Mineração,
production increased 5% to 91,000oz with
operating performance improvements in both
volume and grade. Total cash costs rose 14% to
$251/oz, primarily due to higher transport costs
resulting from mill plant downtime (gearbox
breakdown) and higher chemical usage, spares
and services cost. Adjusted gross profit rose 24%
to $26m mainly due to 2% higher gold sold and
11% higher received price, offsetting the higher
costs.
The LTIFR was 1.96 (2.70).
At
Serra Grande (50% attributable), gold
production decreased 9% to 21,000oz as planned,
due to low grade material and feed from the open-
pit and Nova mine. Total cash costs were 9%
higher at $292/oz, due to local currency
appreciation and lower grades, partially offset by
movements in stockpiles. The adjusted gross profit
rose 17% to $7m, mainly due to the higher
received price, partially reduced by the lower gold
sold and higher costs.
The LTIFR was 1.90 (0.00).
GHANA
At Iduapriem, tonnage throughput was adversely
affected by power cuts following the failure of the
main Volta River Authority (VRA) transformer, with
tonnage 16% lower and gold production declined
13% to 45,000oz.
Total cash costs, increased by 15% to $414/oz,
due to the lower gold production, and consequently
the adjusted gross profit declined to $2m from $9m
in the previous quarter, combined with a higher
rehabilitation charge.
LTIFR was 0.72 (0.00)
OBUASI
In the prior quarter, tonnage throughput at Obuasi
was adversely affected by a plant shut down for
eleven-days for both maintenance and testing and
development of processes to reduce environmental
impacts of ore treatment. In the fourth quarter,
power outages reduced the ability for the operation
to recover from the production loss in the previous
quarter, and gold production remained steady at
84,000oz.
Total cash costs reduced 5% to $489/oz, following
cost savings from restructuring the operation by
approximately 200 employees. Following the re-
setting of the environmental liability and higher
retrenchment cost, the adjusted gross loss
increased to $23m from the previous quarter’s loss
of $7m.
LTIFR was 3.97 (3.51). One person died in a
machinery related accident.

REPUBLIC OF GUINEA
A significant improvement was achieved at Siguiri
(85% attributable), with a 9% increase in tonnage
throughput and a 26% increase in grade, resulting
in production increasing by 36% to 83,000oz in the
quarter.
As a result of the higher production, total cash
costs reduced by 15% to $439/oz. The adjusted
gross profit of $4m for the quarter was $5m higher
than the loss of $1m in the previous quarter, due to
the increased gold production and improved gold
price, which was partially offset by higher royalties,
and increased rehabilitation and amortisation
charges.
LTIFR was 0.50 (1.02)
MALI
Gold production at Morila (40% attributable) was
consistent with that of the previous quarter at
52,000oz. Total cash costs, however, increased by
15% to $351/oz due to increased royalty charges,
higher fuel prices, a weaker US dollar and higher
mining contractor costs. Despite the steady
production profile, gold sales for the quarter
increased by 10,000oz due to the timing of the final
gold shipments carried over from the previous
quarter, and combined with a higher gold price,
resulted in a 78% increase in adjusted gross profit
to $16m.
The LTIFR was 0.00 (2.38).
At Sadiola (38% attributable), production was 14%
higher at 40,000oz, with increases in both
recovered grade and tonnage throughput. Total
cash costs increased by 5% to $419/oz with the
impact of higher gold production being negated by
higher fuel prices, a weaker US dollar and
increased royalty charges. The adjusted gross
profit of $7m was 17% higher than the previous
quarter with the increased production and higher
gold price, being partially offset by higher total cash
costs and an increased rehabilitation charge.
The LTIFR was 1.71 (0.00).
Production at Yatela (40% attributable) decreased
by 27% to 22,000oz despite tonnage stacked being
35% higher, following the end of the wet season.
The lower gold production was due to the release
of low grade ore that had been stacked in the
previous quarter, and consequently total cash costs
were 43% higher at $547/oz, combined with a
weaker US dollar. The adjusted gross profit
decreased 83% to $1m due to the decline in
production and higher cash costs.
The LTIFR was 0.00 (0.00).
NAMIBIA
Gold production at Navachab decreased by 5% to
20,000oz as planned, due to a lower feed grade.
Total cash costs at $527/oz, were 22% higher due
to the weaker US dollar and higher stores, drilling
and fuel costs. Adjusted gross profit was 50%
higher at $3m, due primarily to the improved gold
price.
The LTIFR was 3.36 (3.44).
TANZANIA
Geita experienced a disappointing quarter with
gold production 47% lower at 58,000oz, due to an
8% decrease in tonnage throughput together with a
43% decrease in recovered grade. Tonnage
throughput was adversely affected in November by
discharge pump failures on both mills and a large
build up of mill scats due to the treatment of hard
banded iron formation (BIF) ore from the
Nyankanga pit. In early December a dramatic drop
in gold recovery occurred, and was attributed to the
refractive nature of ore from the Geita Hill pit.
Processing of Geita Hill ore was consequently
suspended and replaced with lower grade
stockpiled material, resulting in reduced production
for the quarter.
Total cash costs were 80% higher at $722/oz,
primarily due to the lower gold production. An
adjusted gross loss of $16 million was recorded for
the quarter as opposed to a profit of $13 million in
the previous quarter, due to the lower production
and an increased rehabilitation provision.
The LTIFR was 0.44 (0.00).

NORTH AMERICA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid), gold production increased 48% to
89,000oz, attributable to the partial recovery of
delayed production from increased leach pad
stacking levels. Total cash costs decreased 10%
to $277/oz, due to a reduced royalty expense and
improved production.
Adjusted gross profit increased 87% to $28m as a
result of the lower total cash costs, increased
sales ounces and improved gold price.
The LTIFR was 4.93 (0.00).
Notes:
·
All references to price received includes realised non-hedge derivatives.
·
In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold
Ashanti.
·
Adjusted gross profit is gross profit (loss) adjusted to exclude unrealised non-hedge derivatives and other commodity contracts.
·
Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives and other commodity contracts, fair value adjustments on the option component of the convertible bond and deferred tax thereon.
·
Rounding of figures may result in computational discrepancies.

Review of the gold market
Gold exhibited exceptional trading strength in the
fourth quarter, with dollar prices reaching a high of
$845/oz in early November, on the back of US
credit concerns and fears that the US economy
may stagnate or enter a recession. The first two
months of the quarter were also characterised by
highly volatile US dollar gold prices, with gold
trading in a range of $728/oz to $841/oz.
The average US dollar gold price for the quarter
was $788/oz, 16% higher than the previous
quarter’s average price of $680/oz. The rand gold
price saw record highs of some R187,000/kg and
averaged R171,334/kg for the quarter, some 10%
higher than the previous quarter’s average of
R155,005/kg.
JEWELLERY DEMAND
Having performed well in the first half of the year,
jewellery demand suffered from price volatility
exhibited in the fourth quarter, particularly in
traditional markets such as the Middle East and
India.
Gold jewellery demand in the Gulf countries was
particularly affected by this period of price volatility,
as local currencies are linked to the dollar and so
the full effect of US dollar gold price volatility was
felt by local consumers. This came at a time of
inflationary concerns and escalating rents, which
dampened gold purchases considerably, and it is
likely that the region’s consumption will show a
reduction in tonnage terms for the fourth quarter,
compared to the same period in 2006.
Both the Egyptian and Turkish markets performed
well, owing to increased economic stability as well
as good consumption from the tourist sector.
These markets were also protected against the
worst impact of US dollar price volatility, as local
currencies performed strongly against the dollar.
In India, demand was adversely impacted by price
volatility and the lack of seasonal buying
opportunities during the fourth quarter. However,
over the year as a whole, consumption is expected
to show an increase, due to record demand levels
in tonnage and value terms achieved in the first
half of the year.
Chinese consumption remained steady despite
high and volatile prices. While there was good
demand for 18 carat gold jewellery at the top end
of the US market, middle and mass market
retailers were negatively impacted by a general
downturn in retail sales.
Looking forward to 2008, a major concern is that
retailers, particularly those in price sensitive
markets, will only re-stock slowly, amidst concerns
that gold prices may continue to show the volatility
exhibited in the first part of the fourth quarter. In
China, manufacturers have reported orders at only
one third of typical levels for this time of year. High
absolute price levels will also act as a constraint on
demand, as manufacturers will have access to
reduced levels of gold working inventory finance.
CENTRAL BANK SALES
The second Central Bank Gold Agreement entered
its third period in September 2007. Sales
occurring to date in this new period of the
agreement are estimated to be approximately 135t,
and have taken place without any disruption to the
market.
INVESTMENT MARKET
The fourth quarter was an active period in the
investment sector. On the exchanges, the average
net long position during the quarter of some
24Moz.
Investment in Exchange Traded Funds (ETFs)
continued the strong performance exhibited in the
third quarter into the period under review. Total
holdings at year end stood at close to 28Moz, with
a total value of over $23bn, of which some $17bn
is held in the US-listed ETF, StreetTracks.
INDUSTRIAL DEMAND
The industrial sector accounts for 12% of physical
demand, of which the electronics industry accounts
for some 70% of demand, and continues to show
growth over the previous period.

PRODUCER HEDGING
Producer de-hedging slowed in the fourth quarter
from the exceptional levels of previous quarters,
particularly the first half of the year. No new gold
hedges of any significant proportions were
reported during the quarter.
CURRENCIES
The US dollar continued its sharp depreciation
against the Euro and reached a new low of
Euro/US$1.49 in late November. This was as a
consequence of the ongoing credit crisis and the
perceived need for further interest rate cuts in
order to stimulate the economy. US dollar woes
were further exacerbated by a rising oil price,
which was continuing to trade through its own
record highs of around US$90/bbl and peaked at
US$ 96/bbl.
In South Africa, expectations of higher interest
rates saw the Rand strengthen during the first
month of the quarter. Sentiment was further
buoyed as the single largest foreign investment in
a South African company was announced, when
the Investment and Commercial Bank of China
announced their intention to purchase a 20% stake
in Standard Bank South Africa. Risk aversion in
international markets once again caused a reversal
of the Rand’s fortunes in November, however this
was not sustained and the Rand closed the quarter
unchanged.
The Australian dollar and Brazilian Real both
strengthened marginally over the quarter, gaining
1% and 3% respectively.

Hedge position
As at 31 December 2007, the total net delta tonnage of
the hedge was 10.39Moz or 323t (at 30 September
2007: 10.58Moz or 329t). The reduction in the hedge
book from deliveries and maturing contracts was
mostly offset by an increase in the hedge delta due to
the higher gold price.
The marked-to-market value of all hedge transactions
making up the hedge positions was a negative $4.27bn
(negative R29.10bn), of which $2.4bn (R16.2bn) is on
balance sheet as at 31 December 2007 (at
30 September 2007: negative $3.52bn or R24.17bn).
This value was based on a gold price of $836.30/oz,
exchange rates of R6.84/$ and A$/$0.88 and the
prevailing market interest rates and volatilities at that
date. The increase in the negative marked-to-market
value was primarily due to the higher spot gold price.
For the quarter, the company’s received price of
$687/oz, was 13% lower than the average spot
price of $788/oz for 2008, the gap in the received
and spot prices is likely to be between 18% to 20%
going forward, provided that gold trades in a price
range of $700/oz and $900/oz.
As at 6 February 2008, the marked-to-market
value of the hedge book was a negative $4.69bn
(negative R36.02bn), based on a gold price of
$887.10/oz and exchange rates of R7.69/$ and
A$/$0.89 and the prevailing market interest rates
and volatilities at the time.
These marked-to-market valuations are not
predictive of the future value of the hedge position,
nor of future impact on the revenue of the
company. The valuation represents the cost of
buying all hedge contracts at the time of valuation,
at market prices and rates available at the time.
Year
2008
2009
2010
2011
2012
2013-2015
Total
DOLLAR
GOLD
Forward contracts           Amount
(kg)           22,817         21,738           14,462           12,931          11,944           12,364           96,256
US$/oz
$314             $316              $347              $397             $404              $432              $357
Restructure Longs
Amount (kg) *11,304 *11,304
US$/oz                     $647
$647
Put options sold Amount (kg) 25,962 3,748 1,882 1,882 1,882 3,764 39,120
US$/oz
$682             $530              $410             $420              $430             $445                $607
Call options purchased
Amount (kg)
9,813 9,813
US$/oz                     $427
$427
Call options sold            Amount (kg)          58,570           45,950           36,804          39,385           24,460           39,924         245,093
US$/oz
$521             $498               $492            $517              $622              $604              $535
RAND GOLD
Forward contracts Amount (kg) 933 933
Rand per kg R116,335 R116,335
Call options sold Amount (kg) 2,986 2,986 2,986 8,958
Rand per kg R202,054 R216,522 R230,990 R216,522
A DOLLAR GOLD
Forward contracts Amount (kg) 16,018 3,390 3,110 22,518
A$ per oz A$848 A$644 A$685 A$795
Put options sold Amount (kg) 7,465 7,465
A$ per oz A$882 A$882
Call options purchased Amount (kg) 3,110 1,244 3,110 7,464
A$ per oz A$680 A$694 A$712 A$696
Call options sold Amount (kg) 5,599 5,599
A$ per oz A$954 A$954
Delta (kg)            (69,805)        (70,154)         (51,200)         (51,137)          (33,123)         (47,702)       (323,121)
** Total net gold:
Delta (oz)       (2,244,280)   (2,255,500)    (1,646,116)    (1,644,090)     (1,064,928)    (1,533,653)  (10,388,567)
*
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2007.
Rounding of figures may result in computational discrepancies.

Year
2008
2009
2010
2011
2012
2013-2015
Total
DOLLAR
SILVER
Put options purchased Amount (kg) 43,545 43,545
$ per oz                       $7.66 $7.66
Put options sold Amount (kg) 43,545 43,545
$ per oz                       $6.19 $6.19
Call options sold Amount (kg) 43,545 43,545
$ per oz                       $8.64 $8.64
The following table indicates the group's currency hedge position at 31 December 2007
Year
2008
2009
2010
2011
2012
2013-2015
Total
RAND DOLLAR (000)
Forward contracts Amount ($)
35,000 35,000
US$/R
R6.94 R6.94
Put options purchased Amount ($)
120,000 120,000
US$/R
R6.98 R6.98
Put options sold Amount ($)
120,000 120,000
US$/R
R6.65 R6.65
Call options sold Amount ($) 135,000 135,000
US$/R
R7.35 R7.35
A
DOLLAR
(000)
Forward contracts Amount ($) 190,000 190,000
A$/US$                       $0.84 $0.84
Put options purchased Amount ($) 140,000 140,000
A$/US$                       $0.83 $0.83
Put options sold Amount ($) 140,000 140,000
A$/US$                       $0.87 $0.87
Call options sold Amount ($) 140,000 140,000
A$/US$                       $0.81 $0.81
BRAZILIAN REAL (000)
Forward contracts Amount ($) 31,000 31,000
US$/BRL BRL 1.99 BRL 1.99
Put options purchased Amount ($) 24,000 24,000
US$/BRL BRL 1.87 BRL 1.87
Call options sold Amount ($) 68,000 68,000
US$/BRL BRL 1.92 BRL 1.92
Derivative analysis by accounting designation as at 31 December 2007
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollars (millions)
Commodity option contracts (675) - (2,030) (2,705)
Foreign exchange option contracts - - (6) (6)
Forward sale commodity contracts (1,230) (336) (50) (1,616)
Forward foreign exchange contracts - 4 7 11
Interest rate swaps (26) - 34 8
Total hedging contracts
(1,931)
(332)
(2,045)
(4,308)
Option component of convertible bonds - - (25) (25)
Total derivatives
(1,931)
(332)
(2,070)
(4,333)
Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure increased to $48m
($22m brownfields, $26m greenfields) during the
fourth quarter of 2007, compared to $46m ($21m
brownfields, $25m greenfields) in the previous
quarter. This brings the total spend on exploration
activities for the year to $167m ($75m brownfields;
$92m greenfields), the highest spend recorded in
the company’s history, against a spend in 2006 of
$103m ($52m brownfields; $51m greenfields).
In 2007, AngloGold Ashanti recorded an increase
in total ore reserves before depletion of 13.0Moz.
After depletion, this represents a 9% increase
year-on-year, from 66.9Moz in 2006 to 73.1Moz in
2007. Significant additions included 3.8Moz at
Moab Khotsong due to the inclusion of Project
Zaaiplaats, the deepening of Moab Khotsong to
access deeper Vaal Reef blocks to the South
West of the current mine, and 3.4Moz at
Mponeng, due to inclusion of the Carbon Leader
Reef project below 120 Level.
The company’s total Mineral Resource before
depletion increased by 34.1Moz for the year.
After depletion, this represents an increase of
26.0Moz, from 181.6Moz in 2006 to 207.6Moz in
2007, with 6.95Moz (attributable) delineated by
AngloGold Ashanti’s greenfields exploration
teams, at three key prospects, namely Tropicana
(Western Australia), Mongbwalu (DRC) and
Gramalote (Colombia). Other additions include
17.1Moz at Mponeng, and 4.7Moz at CC&V, both
due to improved economics and revised
methodologies.
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the
Project Zaaiplaats area, with borehole MZA9, a
long deflection to the east in progress, and drilling
at borehole MMB5 continued.
Surface drilling in the Moab North area has been
re-started after the structural interpretation was
updated. Borehole MCY4 has been re-opened and
a deflection to the east is in progress and borehole
MCY5 advanced 1,606m during the quarter.
At Tau Lekoa, borehole G54 was started during the
quarter and intersected poorly developed
Venterdorp Contact Reef at 1,097m and deflection
drilling continues.
At Iduapriem in Ghana, resource conversion (RC)
drilling at Blocks 7 and 8 was completed in
November 2007. An additional 19
holes were
drilled during the quarter, in an effort to convert
inferred mineral resources to indicated mineral
resources. Modelling has commenced.
In Australia, at Boddington mine, three rigs were
employed on resource conversion and near mine
extension exploration diamond drilling. During the
quarter, approximately 16,263m of drilling from
17 holes was completed, and for the year, a total
of 121,212m from 151 holes was drilled.
In Brazil, at Córrego do Sítio Sulphide Project,
drilling continued at Laranjeira and Carvoaria ore
bodies (Paraiso). At the Lamego project, surface
and underground exploration of the Carruagem
and Arco da Velha zones is progressing. At
Cuiabá Mine, the narrow-vein subsidiary
orebodies, notably Balancão, were explored with
the objective to obtain additional ore and enhance
mining flexibility.
At Siguiri in Guinea, exploration activities focused
on 25m by 25m of infill RC drilling at Kintinian
(situated 4km north of the plant), and 50m by 50m
of infill RC drilling at Sintroko South (situated 8km
south of the mine).
Reconnaissance aircore drilling commenced on
the coincident AEM and geochemical anomalies
at Kouremale in Block 4, close to the Malian
border, and in Block 3 at Kolita and Kounkoun.
These targets are located approximately 70km
and 35km, respectively north east of the current
infrastructure.
At Geita in Tanzania, exploration activities
continued to be concentrated in five areas, namely,
Matandani Pit; Area 3; Nyakabale-Prospect 30; the
Lone Cone-Nyankanga Gap and the Nyankanga
foot wall. Infill drilling was also started at the Star
and Comet projects.
At Morila in Mali, a programme of four diamond
drill holes was completed during the quarter.
These boreholes were targeted at extensions of
the mineralisation in prospective areas.
Pitting was initiated at Sokela, to the South West
of the mine and two trenches were dug in the
Domba area to the North of the mine, in order to
extract samples for further evaluation.

At Sadiola, a fence line of three diamond holes
were drilled inside the FE4 main pit. The
objectives of this programme was to establish the
potential of sulphide mineralisation in the hard
rock. The fence line of 22 diamond holes between
FE3-pit 3 and FE4 was completed and borehole
SDFE3S-022 was concluded, as well as additional
resource delineation drilling at Tambali South.
At Yatela, the final assay results for the “Deep
Sulphide” drilling were received and the results
proved to be disappointing. Infill drilling at the
North West Extension to the Yatela deposit was
started with 2,985m being drilled from
66 boreholes.
At Navachab in Namibia, drilling continued in the
Upper Schist to the north-west of the main pit, and
drilling on the west ramp of the main pit area was
completed, with further drilling planned for 2008.
The drilling programme to test vertical
mineralisation along the Upper Schist-MDM
contact in the main pit area continued, while
positive results were received from the drilling at
Gecko South and North. Drill access roads for
additional drilling in the Gecko Far North and for
Anomaly 16 are currently being developed.
At Cripple Creek & Victor in the United States,
exploration and development drilling continued on
the north side of the district near Schist Island and
Control Point.
GREENFIELDS EXPLORATION
Greenfields exploration activities continued in
seven countries (Australia, Colombia, the DRC,
China, Laos, the Philippines, and Russia) during
the fourth quarter of 2007. A total of 378,014m of
diamond drilling (DDH), reverse circulation (RC),
and aircore (AC) drilling was completed during the
year, and drill testing at existing priority targets
and delineating new targets in Australia, the DRC,
Colombia, and China was undertaken.
A total of 6.95Moz attributable (9.1Moz on a 100%
basis) of JORC-standard Inferred and Indicated
Resources were delineated by AngloGold
Ashanti’s greenfields exploration teams for the
year ended December 2007 at three key
prospects globally, namely Tropicana (Western
Australia), Mongbwalu (DRC) and Gramalote
(Colombia). This figure exceeds the market
guidance of 6Moz given for the discovery of new
gold resources by greenfields exploration by the
end of 2007. In addition, a significant drill
programme and conceptual study is concurrently
being undertaken at AngloGold Ashanti’s 100%
owned La Colosa project in Colombia, with an
additional Inferred Resources expected to be
announced for La Colosa during the first quarter
of 2008.
In Australia, drilling continued at the Tropicana
JV Project (AngloGold Ashanti 70%,
Independence Group 30%) during the fourth
quarter and the Pre-Feasibility Study (PFS)
Resource Model was completed. An initial open
pit resource (Inferred and Indicated) of 62.8Mt @
2.01g/t (using a 0.6g/t cut-off) for 4.05Moz (100%
basis) was announced on 3 December 2007. This
resource was calculated using the assay data
from nearly 141,000m of diamond and RC drilling,
at drill hole spacings of a minimum of 50m by
50m. The Tropicana PFS will focus on the
economics of the open-pit mining of gold
mineralisation currently identified over a four
kilometre strike length at Tropicana-Havana, and
will include additional mining, metallurgical, and
environmental studies. Reconnaissance
exploration is continuing, in parallel, throughout
the remainder of the Tropicana JV tenement
holding, particularly in the Beachcomber sector.
Regional exploration and target generation
activities continued in Colombia during the fourth
quarter, with DDH undertaken on five prospects. A
conceptual economic study was also completed
on the bulk-tonnage Gramalote prospect
(Antioquia Department), where an Inferred
Resource (100% basis) of 57.8Mt @ 1.14g/t
(using a 0.5g/t cut-off), for a total of 2.12Moz has
been delineated. The Inferred Resource for
Gramalote was calculated using the assay data
derived from the 13,060m of diamond drilling (in
43 drill holes), including adit sampling completed
to date. Ownership of the Gramalote project is
currently 75% AngloGold Ashanti, 25% B2Gold
Corporation, however, a non-binding
memorandum of understanding has been signed
with B2Gold in which B2Gold will have the option
to earn-in to a 51% interest in the Gramalote
project in return for taking the project through to
Feasibility.
Resource delineation drilling continued during the
fourth quarter at AngloGold Ashanti’s 100%
owned La Colosa porphyry gold prospect (Tolima
Department). To date, approximately 12,000m of
diamond drilling (from 42 drill holes) has been
completed at La Colosa. Additional drilling and
conceptual studies are both being undertaken at
La Colosa, with an Inferred Resource expected to

be announced by end of February 2008.
AngloGold Ashanti and JV partners have also
completed first-pass diamond drilling on three
other projects during the quarter, with follow-up
drilling expected to be undertaken on one of these
prospects during the first quarter of 2008.
Exploration activities undertaken in Concession 40
(DRC) included the infill drilling of the main
mineralised mylonite zones at Mongbwalu,
together with the initial evaluation of priority targets
regionally. A conceptual economic study for the
Mongbwalu deposit was also completed during the
quarter, and confirmed an initial open pittable
Inferred Resource of 33Mt @ 2.68g/t (using a
0.5g/t cut-off) for 2.93Moz (2.52Moz attributable to
AngloGold Ashanti) at Mongbwalu. The initial
resource area lies within a polygon that covers both
the Adidi sector and the Socumoto sector (which is
located about 1km to the south-east of the past-
producing Adidi mine). The conceptual study
utilised the assay data from the 88,000m of DDH
and RC drilling that has been completed at
Mongbwalu by AngloGold Ashanti between mid-
2005 and November 2007.
In Russia, all efforts were focused on finalising the
formation of the Polymetal/AngloGold Ashanti
Strategic Alliance. The registration of Zoloto Taigi,
the Russian management company, is expected to
be completed during the first quarter of 2008.
Management of exploration activities in the four
initial project areas (Bogunay, Anenskoye, and
Veduga in the Krasnoyarsk region, and
Aprelskovskoye in the Chita region) was gradually
assumed by the Joint Venture team in late 2007.
The JV was also successful in acquiring the
390km   Sovremenie Prospect (Krasnoyarsk
Region) at auction.
2

In China, a short (1,053m) DDH programme was
completed on the Yili-Yunlong CJV prospect in
Xinjiang Province (northwestern China). The
primary objective of the drill programme was to test
the vertical continuity of outcropping gold-copper
mineralisation, however, drilling only succeeded in
intersecting weakly anomalous mineralisation at
depth. At Red Valley (Qinghai), assay results from
the 3,300m DDH programme were also reviewed
and confirmed the presence of only low-grade gold
mineralisation within the principal targets. As a
result, AngloGold Ashanti elected to withdraw from
earning into the CJV. Registration of the Pingwu
CJV (Sichuan province) is proceeding according to
schedule, with systematic exploration expected to
commence on the property in the first quarter of
2008.
In the Philippines, the final tenement grant for
Mapawa is still awaited from the Manila Central
Mines and Geosciences Bureau. Work continued
on finalizing the Mapawa and Outer Siana JV
Agreements with Red 5 Limited.
In Laos, the Strategic Exploration Alliance between
AngloGold Ashanti and Oxiana Ltd expired on
13 December 2007 and has not been extended by
mutual agreement.

Mineral Resource and Ore Reserve
Mineral Resources and Ore Reserves are reported in accordance with the minimum standard described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The
JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the
Reporting of Mineral Resources and Mineral Reserves (the SAMREC 2000 Code). Mineral Resources are
inclusive of the Ore Reserve component unless otherwise stated.
Mineral Resources
The 2007 Mineral Resource increased by 34.1Moz before the subtraction of depletion. After a depletion of
8.1Moz, the net increase is 26.0Moz to give a total Mineral Resource of 207.6Moz. Mineral Resources were estimated at a gold price of $700/oz in contrast to the $650/oz used in 2006. The increased gold price resulted in 17.5Moz of added Mineral Resource while successful exploration and revised modelling resulted in a further increase of 14.2Moz. The remaining change of 2.5 Moz is the result of various other reasons.
Moz
December 2006 Mineral Resources
181.6
Reductions
Geita
Increase in cost (1.6)Moz and revision to estimation methodology (0.6)Moz
(2.3)
TauTona
Transfer of the Shaft Pillar Mineral Resource to Mponeng
(2.3)
Great Noligwa
Transfer of the Shaft Pillar Mineral Resource to Moab Khotsong
(1.8)
Kopanang
Decrease in grade as a result of the modelling of new sampling and drilling information
(1.6)
Sadiola
Increase in costs (0.6)Moz and revisions to methodology (0.1)Moz
(1.0)
Other
Total of non significant changes
(2.3)
Additions
Gramalote
Successful Greenfields exploration
1.6
Moab Khotsong
Transfers in from Great Noligwa and improved economics
2.3
Mongbwalu
Successful Greenfields exploration
2.5
Tropicana
Successful Greenfields exploration
2.8
Obuasi
Exploration below 50 level (1.3)Moz and completion of additional Mineral
Resource modelling above 50 level
4.0
Cripple Creek & Victor
Primarily revisions to the methodology with contribution from improved economics and exploration
4.7
Mponeng
Improvement in economics increased the Ventersdorp Contact Reef Mineral
Resource to the West, the Carbon Leader down to 4300mbd was included on the back of a scoping study, material was transferred in from TauTona and revised modelling of the Carbon Leader Reef
17.1
Other
Total of non significant changes
2.3
December 2007 Mineral Resources
207.6
Ore Reserves
The 2007 Ore Reserve increased by 13.0Moz before the subtraction of depletion. After a depletion of
6.8Moz, the net increase is 6.2Moz to give a total Ore Reserve of 73.1Moz

A gold price of $600/oz was used for Ore Reserve estimates in contrast to the $550/oz used in 2006. The change in economic assumptions made from 2006 to 2007 resulted in the Ore Reserve increasing by
6.3Moz while exploration and modelling resulted in an additional increase of 6.7Moz.
Moz
December 2006 Ore Reserves
66.9
Reductions
Geita
Introduction of reconciliation factors into planning [(0.8)Moz], Flattening of slopes (0.5)Moz, modelling revisions (0.2)Moz and costs (0.1)Moz
(2.0)
Sadiola
Removal of Deep Sulphide project, hard sulphide stockpiles and marginal stockpiles primarily due to economic factors
(1.3)
Kopanang
Drop in face value of 9% due to the modelling of new drilling and sampling information
(0.5)
Other
Total of non significant changes
(1.7)
Additions
Iduapriem
Purchase of an additional 15% of the operation from the Ghanaian
Government and the IFC, to bring the ownership to 100%
0.2
Savuka
Improved economic factors increased the Life of Mine by 8 years to 2017
0.5
Navachab
Improved economics have brought in an additional push back to the west of the main pit
0.8
Siguiri
Two new deposits (Kintinian and the spent heap) were proved up by drilling
0.8
Cripple Creek & Victor
Inclusion of the life extension project
1.0
Boddington
The upgrade of inferred Mineral Resource within the pit shell by drilling
1.0
Mponeng
The inclusion of the Carbon Leader Reef Project below 120 level
3.4
Moab Khotsong
The inclusion of Project Zaaiplaats – a deepening of Moab Khotsong to access deeper Vaal Reef blocks to the South West of the current mine
3.8
Other
Total of non significant changes
0.3
December 2007 Ore Reserves
73.1
By-products
A number of by-products are recovered as a result of the processing of gold Ore Reserves.
These include 19.5 thousand tonnes of uranium from the South African operations, 0.23 million tonnes of copper from Australia, 0.47 million tonnes of sulphur from Brazil and 31.0Moz of silver from Argentina.
Details of the by-product Mineral Resources and Ore Reserves are given in the supplementary statistics document which is available on the corporate website, www.AngloGoldAshanti.com.
External audit of Mineral Resource and Ore Reserve statements
During the course of the year, the AngloGold Ashanti 2006 Mineral Resources and Ore Reserves for the
following operations were submitted for external audit:
Mponeng
Geita
Obuasi
Morila
Sadiola
Yatela
Cuiaba
Cripple Creek & Victor

The company has been informed that the audit identified no material shortcomings in the process by which
AngloGold Ashanti's Ore Reserves and Mineral Resources were evaluated.
During 2007, it was resolved to audit Mineral Resources and Ore Reserves prior to publication. As a result the 2007 Mineral Resources and Ore Reserves for the following operations were audited late in 2007:
Sunrise Dam
Cerro Vanguardia
Great Noligwa
Kopanang
Project Zaaiplaats (Moab deepening project)
The company has been informed that these audits identified no material shortcomings in the process by which AngloGold Ashanti's Mineral Resources and Ore Reserves were evaluated. It is the company's intention to continue this process so that its operations will be audited every three years on average.
Competent persons
The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is
based on information compiled by the competent persons listed below. They are either members of the
Australian Institute of Mining and Metallurgy (AusIMM) or recognised overseas professional organisations.
They are all full-time employees of the company.
The competent person for AngloGold Ashanti Exploration Results is:
E Roth, PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM, 17 years experience.
Competent persons for AngloGold Ashanti's Mineral Resources are:
VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 22 years experience.
MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM, 28 years experience.
Competent persons for AngloGold Ashanti's Ore Reserves are:
CE Brechtel, MSc (Mining Engineering), MAusIMM, 32 years experience.
D L Worrall, ACSM, MAusIMM, 27 years experience.
J van Zyl Visser, MSc (Mining Engineering), BSc (Mineral Resource Management), PLATO, 21 years experience.
The competent persons' consent to the inclusion of Exploration Results, Mineral Resources and Ore
Reserves information in this report, in the form and context in which it appears.
Notes
A detailed breakdown of the Mineral Resources and Ore Reserves is provided in the report entitled,
"Supplementary Information: Mineral Resources and Ore Reserves", which is available in the annual report section of the AngloGold Ashanti website (www.AngloGoldAshanti.com) and may be downloaded as a PDF file using Adobe Acrobat Reader. This information is also available on request from the AngloGold Ashanti offices at the addresses given at the back of this report.

Mineral Resources by country
Metric
Imperial
as at 31 December 2007
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Tons
million
Grade
oz/t
Contained
gold
million oz
South Africa
Measured              28.0 13.98              391.9               30.6           0.408             12.601
Indicated 747.1 3.01 2,251.1 823.5 0.088 72.373
Inferred 37.7 10.92 411.8 41.6 0.319 13.239
Total
812.8
3.76
3,054.8
896.0
0.110
98.214
Argentina
Measured              11.1             1.71                18.9              12.2            0.050              0.607
Indicated 21.1 3.73 78.8 23.3 0.109 2.533
Inferred 2.9 3.85 11.2 3.2 0.112 0.359
Total
35.1
3.10
108.8
38.7
0.090
3.499
Australia
Measured              86.1             1.01                87.1              94.9            0.030               2.801
Indicated 315.9 0.87 273.4 348.3 0.025 8.789
Inferred 153.4 0.93 143.2 169.1 0.027 4.605
Total
555.5
0.91
503.7
612.3
0.026
16.194
Brazil
Measured              12.5            7.48                 93.1              13.7            0.218              2.993
Indicated 13.2 6.32 83.3 14.5 0.184 2.679
Inferred 27.4 6.98 191.3 30.2 0.204 6.150
Total
53.0
6.94
367.7
58.4
0.202
11.823
Colombia
Measured                0.0 0.0                0.0 0.000
Indicated 0.0 0.0 0.0 0.000
Inferred 43.4 1.14 49.5 47.8 0.033 1.591
Total
43.4
1.14
49.5
47.8
0.033
1.591
Democratic Republic of
Measured                0.0 0.0                0.0 0.000
Congo
Indicated                0.0 0.0                0.0 0.000
Inferred 29.2 2.68 78.5 32.2 0.078 2.523
Total
29.2
2.68
78.5
32.2
0.078
2.523
Ghana
Measured              95.3            5.18               493.7            105.0            0.151            15.872
Indicated 82.4 3.91 322.4 90.8 0.114 10.366
Inferred 45.3 7.34 332.6 49.9 0.214 10.693
Total
222.9
5.15
1,148.7
245.7
0.150
36.930
Guinea
Measured              38.7            0.72                 27.7              42.7            0.021              0.891
Indicated 92.7 0.78 72.5 102.1 0.023 2.330
Inferred 58.1 0.92 53.6 64.1 0.027 1.724
Total
189.5
0.81
153.8
208.9
0.024
4.945
Mali
Measured              16.5            1.66                 27.4               18.2           0.048              0.882
Indicated 16.2 3.09 50.0 17.8 0.090 1.607
Inferred 6.1 2.36 14.3 6.7 0.069 0.461
Total
38.8
2.37
91.7
42.7
0.069
2.950
Namibia
Measured              11.7            0.79 9.2              12.8           0.023               0.297
Indicated 59.3 1.31 77.5 65.3 0.038 2.490
Inferred 45.2 1.12 50.9 49.9 0.033 1.636
Total
116.2
1.18
137.6
128.1
0.035
4.423
Tanzania
Measured                6.3 1.20                  7.6                 7.0 0.035               0.243
Indicated 84.4 3.72 314.1 93.1 0.109 10.097
Inferred 18.6 3.54 65.8 20.5 0.103 2.114
Total
109.3
3.54
387.4
120.5
0.103
12.454

Metric
Imperial
as at 31 December 2007
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Tons
million
Grade
oz/t
Contained
gold
million oz
United States of America
Measured            250.1              0.81            203.3             275.7           0.024               6.537
Indicated 173.5 0.73 126.1 191.2 0.021 4.054
Inferred             70.6              0.65               45.9               77.8 0.019               1.477
Total
494.1
0.76
375.4
544.7
0.022
12.068
Total
Measured            556.3             2.44           1,360.0            613.2            0.071            43.724
Indicated 1,605.7 2.27 3,649.0 1,770.0 0.066 117.319
Inferred 537.9 2.69 1,448.6 592.9 0.079 46.573
Total
2,699.9
2.39
6,457.5
2,976.1
0.070
207.615

Ore Reserves by country (attributable)
Metric
Imperial
as at 31 December 2007
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Tons
million
Grade
oz/t
Contained
gold
million oz
South Africa
Proved              21.5            7.58               162.8              23.7            0.221              5.233
Probable 216.4 4.12 891.2 238.6 0.120 28.652
Total
237.9
4.43
1,054.0
262.3
0.129
33.886
Argentina
Proved                1.0 6.08                   6.3                1.2 0.177               0.204
Probable 7.9 6.58 52.1 8.7 0.192 1.674
Total
9.0
6.52
58.4
9.9
0.190
1.879
Australia
Proved              68.6            1.14                 78.5              75.7            0.033               2.524
Probable 164.8 0.88 144.7 181.7 0.026 4.653
Total
233.4
0.96
223.2
257.3
0.028
7.176
Brazil
Proved                8.9 6.75                 60.1                9.8 0.197               1.934
Probable 4.9 5.99 29.1 5.4 0.175 0.937
Total
13.8
6.48
89.3
15.2
0.189
2.870
Ghana
Proved              68.8            2.96               203.7              75.8            0.086              6.550
Probable 28.3 4.62 130.5 31.2 0.135 4.197
Total
97.0
3.44
334.3
107.0
0.100
10.747
Guinea
Proved              21.3             0.59                12.6              23.5            0.017              0.405
Probable 89.6 0.77 69.2 98.7 0.023 2.225
Total
110.9
0.74
81.8
122.2
0.022
2.629
Mali
Proved                9.0 2.18                 19.7              10.0 0.064               0.634
Probable 7.1 2.57 18.3 7.9 0.075 0.590
Total
16.2
2.35
38.1
17.8
0.069
1.224
Namibia
Proved                5.8 1.00                   5.8                6.4 0.029               0.186
Probable 27.3 1.46 39.9 30.1 0.043 1.281
Total
33.1
1.38
45.6
36.5
0.040
1.467
Tanzania
Proved                5.6 1.01                   5.7                6.2 0.030               0.183
Probable 62.4 3.14 195.9 68.7 0.092 6.298
Total
68.0
2.96
201.6
74.9
0.086
6.481
United States of America
Proved            107.9            0.96               103.8            118.9           0.028               3.339
Probable              47.6             0.92                44.0              52.5            0.027               1.414
Total
155.5
0.95
147.8
171.4
0.028
4.753
Total
Proved            318.5             2.07              659.1            351.0            0.060             21.191
Probable 656.3 2.46 1,614.9 723.4 0.072 51.921
Total
974.7
2.33
2,274.0
1,074.4
0.068
73.112

Group
operating results
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
OPERATING RESULTS
1
UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons
3,236
3,384 3,296 13,112 13,489
3,567
3,730 3,633 14,454 14,870
Yield - g / t / - oz / t
6.96
7.11 7.47 6.99 7.20
0.203
0.207 0.218 0.204 0.210
Gold produced - kg / - oz (000)
22,505
24,066 24,611 91,684 97,112
723
774 791 2,948 3,123
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
2,987
2,976 3,029 12,429 12,414
3,293
3,280 3,339 13,701 13,684
Yield - g / t / - oz / t
0.45
0.48 0.52 0.49 0.50
0.013
0.014 0.015 0.014 0.015
Gold produced - kg / - oz (000)
1,339
1,429 1,569 6,142 6,246
43
46 50 197 201
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
47,549
41,999 44,614 172,487 173,178
52,414
46,296 49,179 190,134 190,897
Treated - 000 tonnes / - 000 tons
6,455
6,456 7,242 25,312 26,739
7,115
7,116 7,983 27,901 29,475
Stripping ratio - t (mined total - mined ore) / t mined ore
4.62
4.20 4.51 4.48 4.82
4.62
4.20 4.51 4.48 4.82
Yield - g / t / - oz / t
2.33
2.49 2.13 2.34 2.14
0.068
0.073 0.062 0.068 0.063
Gold in ore - kg / - oz (000)
13,711
15,059 9,240 55,463 39,983
441
484 297 1,783 1,285
Gold produced - kg / - oz (000)
15,047
16,064 15,451 59,227 57,334
484
516 497 1,904 1,843
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
14,965
14,807 15,534 59,720 63,519
16,496
16,322 17,124 65,830 70,018
Placed
2
- 000 tonnes / - 000 tons
5,852
5,636 5,888 22,341 23,329
6,450
6,213 6,490 24,627 25,716
Stripping ratio - t (mined total - mined ore) / t mined ore
1.61
1.53 1.84 1.77 1.83
1.61
1.53 1.84 1.77 1.83
Yield
3
- g / t / - oz / t
0.70
0.66 0.73 0.73 0.78
0.021
0.019 0.021 0.021 0.024
Gold placed
4
- kg / - oz (000)
4,115
3,706 4,295 16,242 18,162
132
119 138 522 584
Gold produced - kg / - oz (000)
3,665
3,052 4,066 13,312 14,561
118
98 131 428 468
TOTAL
Gold produced
- kg / - oz (000)
42,556
44,611 45,697 170,365 175,253
1,368
1,434 1,469 5,477 5,635
Gold sold - kg / - oz (000)
42,278
45,768 45,866 170,265 173,639
1,359
1,471 1,475 5,474 5,583
Price received - R / kg / - $ / oz - sold
149,312
141,400 135,628 142,107 126,038
687
621 578 629 577
Total cash costs - R / kg / - $ / oz - produced
87,744
81,186 72,422 80,490 67,133
404
357 309 357 308
Total production costs - R / kg / - $ / oz - produced
122,344
107,239 98,145 107,415 90,345
563
471 419 476 414
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
404
409 438 396 412
12.99
13.16 14.07 12.74 13.25
Actual - g / - oz
342
361 372 349 358
10.99
11.62 11.97 11.23 11.49
CAPITAL EXPENDITURE - Rm
/ - $m
2,315
1,733 1,861 7,444 5,533
339
245 260 1,059 817
1
Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti.
2
Tonnes (Tons) placed on to leach pad.
3
Gold placed / tonnes (tons) placed.
4
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Year ended
Year ended

Group
income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2007
2007
2006
2007
2006
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Audited
Revenue
2
6,428
6,613 5,975 24,383 21,104
Gold income
5,784
6,383 5,634 23,052 20,137
Cost of sales 3
(5,215)
(4,924) (4,477) (18,495) (15,482)
(Loss) profit on non-hedge derivatives and other commodity contracts
(2,923)
(2,338) 482 (5,081) (1,955)
Gross (loss) profit
(2,354)
(879) 1,639 (524) 2,700
Corporate administration and other expenses
(209)
(252) (174) (885) (567)
Market development costs
(40)
(26) (32) (115) (108)
Exploration costs
(241)
(219) (116) (839) (417)
Other operating income (expenses)
4
22
(65) (26) (134) (129)
Operating special items
5
(288)
48 (98) (139) (130)
Operating (loss) profit
(3,110)
(1,393) 1,193 (2,636) 1,349
Dividend received from other investments
-
16 - 16 -
Interest received
89
89 69 312 218
Exchange gain (loss)
23
(6) (11) 4 (17)
Fair value adjustment on option component of convertible bond
115
(140) (210) 333 137
Finance costs and unwinding of obligations
(231)
(230) (246) (880) (822)
Share of associates' (loss) profit
(6)
(104) 2 (164) (6)
(Loss) profit before taxation
(3,120)
(1,768) 797 (3,015) 859
Taxation
6
(73)
(161) (676) (1,039) (1,232)
(Loss) profit after taxation from continuing operations
(3,193)
(1,928) 120 (4,054) (373)
Discontinued operations
Profit (loss) for the period from discontinued operations
7
41
(24) (1) 7 (12)
(Loss) profit for the period
(3,152)
(1,952) 119 (4,047) (385)
Allocated as follows:
Equity shareholders
(3,199)
(2,003) 69 (4,269) (587)
Minority interest
47
51 50 222 202
(3,152)
(1,952) 119 (4,047) (385)
Basic
1
and diluted
2
(loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
(1,151)
(703) 25 (1,519) (211)
Profit (loss) from discontinued operations
15
(9) - 3 (4)
(Loss) profit
(1,136)
(712) 25 (1,516) (215)
Dividends
3
- Rm
399 1,246
- cents per Ordinary share 143 450
- cents per E Ordinary share 72 120
1
Calculated on the basic weighted average number of ordinary shares.
3
The current period is only indicative.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

Group
income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2007
2007
2006
2007
2006
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Audited
Revenue
2
951
934 818 3,472 3,106
Gold income
856
902 770 3,280 2,964
Cost of sales 3
(771)
(696) (612) (2,636) (2,282)
Loss on non-hedge derivatives and other commodity contracts
(440)
(365) (25) (780) (239)
Gross (loss) profit
(355)
(159) 133 (136) 443
Corporate administration and other expenses
(31)
(36) (24) (126) (84)
Market development costs
(6)
(4) (4) (16) (16)
Exploration costs
(36)
(31) (16) (120) (61)
Other operating income (expenses)
4
3
(9) (4) (20) (18)
Operating special items
5
(42)
7 (14) (21) (18)
Operating (loss) profit
(467)
(232) 71 (439) 246
Dividend received from other investments
-
2 - 2 -
Interest received
13
13 10 45 32
Exchange gain (loss)
3
(1) (2) 1 (2)
Fair value adjustment on option component of convertible bond
17
(20) (28) 47 16
Finance costs and unwinding of obligations
(34)
(32) (34) (125) (123)
Share of associates' loss
(1)
(14) - (23) (1)
(Loss) profit before taxation
(469)
(284) 17 (492) 168
Taxation
6
(11)
(21) (82) (145) (180)
Loss after taxation from continuing operations
(481)
(306) (65) (637) (12)
Discontinued operations
Profit (loss) for the period from discontinued operations
7
6
(3) - 1 (2)
Loss for the period
(475)
(309) (65) (636) (14)
Allocated as follows:
Equity shareholders
(482)
(316) (72) (668) (44)
Minority interest
7
7 7 32 30
(475)
(309) (65) (636) (14)
Basic
1
and diluted
2
(loss) earnings per ordinary share (cents)
Loss from continuing operations
(173)
(111) (26) (237) (15)
Profit (loss) from discontinued operations
2
(1) - - (1)
Loss
(171)
(112) (26) (237) (16)
Dividends
3
- $m
54 171
- cents per Ordinary share 20 62
- cents per E Ordinary share 10 16
1
Calculated on the basic weighted average number of ordinary shares.
3
Dividends are translated at actual rates on date of payment. The current period is only indicative.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

Group
balance sheet
As at
As at
As at
December
September
December
2007
2007
2006
SA Rand million
Notes
Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
45,783
44,838 42,382
Intangible assets
2,996
3,036 2,909
Investments in associates
140
141 300
Other investments
795
839 884
Inventories
2,217
2,275 2,006
Trade and other receivables
566
477 405
Derivatives
-
- 45
Deferred taxation
543
499 432
Other non-current assets
278
300 313
53,318
52,406 49,676
Current assets
Inventories
4,603
4,156 3,424
Trade and other receivables
1,587
1,521 1,300
Derivatives
3,516
4,078 4,546
Current portion of other non-current assets
2
5 5
Cash restricted for use
264
294 75
Cash and cash equivalents
3,381
3,447 3,467
13,353
13,500 12,817
Non-current assets held for sale
210
201 123
13,563
13,701 12,940
TOTAL ASSETS
66,881
66,107 62,616
EQUITY AND LIABILITIES
Share capital and premium 10
22,371
22,265 22,083
Retained earnings and other reserves 11
(6,167)
(2,791) (1,188)
Shareholders' equity
16,204
19,473 20,895
Minority interests 12
429
401 436
Total equity
16,633
19,874 21,331
Non-current liabilities
Borrowings
10,441
7,415 9,963
Environmental rehabilitation and other provisions
3,361
3,003 2,785
Provision for pension and post-retirement benefits
1,208
1,207 1,181
Trade, other payables and deferred income
79
39 150
Derivatives
1,110
1,321 1,984
Deferred taxation
7,159
7,478 7,722
23,358
20,462 23,785
Current liabilities
Current portion of borrowings
2,309
4,358 413
Trade, other payables and deferred income
4,549
4,466 3,701
Derivatives
18,763
15,421 12,152
Taxation
1,269
1,525 1,234
26,890
25,770 17,500
Total liabilities
50,248
46,232 41,285
TOTAL EQUITY AND LIABILITIES
66,881
66,107 62,616
Net asset value - cents per share
5,907
7,073 7,607
Rounding of figures may result in computational discrepancies.

Group
balance sheet
As at
As at
As at
December
September
December
2007
2007
2006
US Dollar million
Notes
Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
6,722
6,527 6,054
Intangible assets
440
442 415
Investments in associates
21
21 43
Other investments
117
122 126
Inventories
325
331 287
Trade and other receivables
83
69 58
Derivatives
-
- 6
Deferred taxation
80
73 62
Other non-current assets
41
44 44
7,829
7,629 7,095
Current assets
Inventories
676
605 489
Trade and other receivables
233
222 185
Derivatives
516
594 649
Current portion of other non-current assets
-
1 1
Cash restricted for use
39
42 11
Cash and cash equivalents
496
502 495
1,960
1,965 1,830
Non-current assets held for sale
31
29 18
1,991
1,994 1,848
TOTAL ASSETS
9,820
9,623 8,943
EQUITY AND LIABILITIES
Share capital and premium 10
3,285
3,241 3,154
Retained earnings and other reserves 11
(906)
(406) (169)
Shareholders' equity
2,379
2,835 2,985
Minority interests 12
63
58 62
Total equity
2,442
2,893 3,047
Non-current liabilities
Borrowings
1,533
1,079 1,423
Environmental rehabilitation and other provisions
494
437 398
Provision for pension and post-retirement benefits
177
176 169
Trade, other payables and deferred income
12
6 21
Derivatives
163
192 283
Deferred taxation
1,051
1,088 1,103
3,430
2,978 3,397
Current liabilities
Current portion of borrowings
339
634 59
Trade, other payables and deferred income
668
651 528
Derivatives
2,755
2,245 1,736
Taxation
186
222 176
3,948
3,752 2,499
Total liabilities
7,378
6,730 5,896
TOTAL EQUITY AND LIABILITIES
9,820
9,623 8,943
Net asset value - cents per share
867
1,030 1,087
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2007
2007
2006
2007
2006
SA Rand million
Unaudited Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
6,302
6,498 5,906 24,059 21,237
Payments to suppliers and employees
(4,382)
(4,277) (3,289) (16,144) (12,438)
Cash generated from operations
1,920
2,221 2,617 7,915 8,799
Cash generated (utilised) by discontinued operations
10
(6) 7 (14) (6)
Dividends received from associates
1
- - 1 -
Taxation paid
(664)
(123) (553) (1,664) (968)
Net cash inflow from operating activities
1,268
2,092 2,071 6,238 7,825
Cash flows from investing activities
Capital expenditure
(2,284)
(1,733) (1,861) (7,198) (5,533)
Acquisition of assets
3
- - (284) -
Proceeds from disposal of tangible assets
24
65 322 197 393
Proceeds from disposal of assets of discontinued operations
-
1 23 9 63
Other investments acquired
(207)
(7) (47) (190) (471)
Associate loans and acquisitions
-
- 4 1 (63)
Proceeds from disposal of investments
69
137 2 174 449
Dividend received from other investments
-
16 - 16 -
Decrease (increase) in cash restricted for use
37
(126) (29) (177) (19)
Interest received
74
77 55 260 173
Loans advanced
-
- (5) (7) (5)
Repayment of loans advanced
-
1 2 10 38
Net cash outflow from investing activities
(2,284)
(1,570) (1,533) (7,189) (4,975)
Cash flows from financing activities
Proceeds from issue of share capital
88
19 7 247 3,068
Share issue expenses
-
- - (4) (32)
Proceeds from borrowings
3,828
864 619 5,619 1,525
Repayment of borrowings
(2,907)
(208) (321) (3,440) (3,957)
Finance costs
(25)
(241) (82) (511) (586)
Dividends paid
(17)
(277) (55) (1,050) (913)
Net cash inflow (outflow) from financing activities
967
158 168 861 (895)
Net (decrease) increase in cash and cash equivalents
(49)
680 706 (90) 1,955
Translation
(17)
(24) (109) 4 184
Cash and cash equivalents at beginning of period
3,447
2,792 2,871 3,467 1,328
Net cash and cash equivalents at end of period
3,381
3,447 3,467 3,381 3,467
Cash generated from operations
(Loss) profit before taxation
(3,120)
(1,768) 797 (3,015) 859
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
3,719
2,725 304 7,232 4,590
Amortisation of tangible assets
1,103
1,082 1,215 4,143 4,059
Finance costs and unwinding of obligations
231
230 246 880 822
Deferred stripping
(73)
(128) (34) (431) (528)
Interest receivable
(89)
(89) (69) (312) (218)
Operating special items
288
(48) 98 139 161
Amortisation of intangible assets
3
3 4 14 13
Fair value adjustment on option components of convertible bond
(115)
140 210 (333) (137)
Environmental, rehabilitation and other expenditure
271
44 (133) 287 (160)
Other non-cash movements
90
132 99 549 213
Movements in working capital
(388)
(103) (120) (1,238) (875)
1,920
2,221 2,617 7,915 8,799
Movements in working capital
(Increase) decrease in inventories
(453)
(215) 166 (1,489) (1,852)
(Increase) decrease in trade and other receivables
(260)
(32) 181 (501) (27)
Increase (decrease) in trade and other payables
326
144 (467) 752 1,004
(388)
(103) (120) (1,238) (875)
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2007
2007
2006
2007
2006
US Dollar million
Unaudited Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
937
918 804 3,424 3,134
Payments to suppliers and employees
(655)
(605) (450) (2,303) (1,853)
Cash generated from operations
282
313 354 1,121 1,281
Cash generated (utilised) by discontinued operations
2
(1) 1 (2) (1)
Dividends received from associates
-
- - - -
Taxation paid
(96)
(18) (80) (237) (143)
Net cash inflow from operating activities
188
295 275 882 1,137
Cash flows from investing activities
Capital expenditure
(334)
(245) (260) (1,024) (817)
Acquisition of assets
-
- - (40) -
Proceeds from disposal of tangible assets
4
9 46 29 57
Proceeds from disposal of assets of discontinued operations
-
- 3 1 9
Other investments acquired
(30)
(1) (8) (27) (71)
Associate loans and acquisitions
-
- 1 - (9)
Proceeds from disposal of investments
10
19 - 25 66
Dividend received from other investments
-
2 - 2 -
Decrease (increase) in cash restricted for use
5
(18) (5) (25) (3)
Interest received
11
11 7 37 25
Loans advanced
-
- (1) (1) (1)
Repayment of loans advanced
-
- - 1 6
Net cash outflow from investing activities
(334)
(222) (216) (1,022) (738)
Cash flows from financing activities
Proceeds from issue of share capital
12
3 1 34 512
Share issue expenses
-
- - - (5)
Proceeds from borrowings
548
122 86 800 226
Repayment of borrowings
(415)
(29) (29) (490) (623)
Finance costs
(4)
(34) (10) (73) (88)
Dividends paid
(2)
(38) (8) (144) (132)
Net cash inflow (outflow) from financing activities
139
23 40 127 (110)
Net (decrease) increase in cash and cash equivalents
(7)
95 99 (13) 289
Translation
1
9 26 14 (3)
Cash and cash equivalents at beginning of period
502
398 370 495 209
Net cash and cash equivalents at end of period
496
502 495 496 495
Cash generated from operations
(Loss) profit before taxation
(469)
(284) 17 (492) 168
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
558
420 134 1,088 627
Amortisation of tangible assets
164
153 167 590 597
Finance costs and unwinding of obligations
34
32 34 125 123
Deferred stripping
(11)
(19) (12) (63) (75)
Interest receivable
(13)
(13) (10) (45) (32)
Operating special items
42
(7) 14 21 22
Amortisation of intangible assets
-
- - 2 2
Fair value adjustment on option components of convertible bond
(17)
20 28 (47) (16)
Environmental, rehabilitation and other expenditure
40
6 (18) 42 (22)
Other non-cash movements
13
19 14 79 27
Movements in working capital
(59)
(14) (14) (179) (140)
282
313 354 1,121 1,281
Movements in working capital
Increase in inventories
(75)
(50) (55) (240) (211)
(Increase) decrease in trade and other receivables
(40)
(9) 1 (79) 19
Increase in trade and other payables
56
46 40 140 52
(59)
(14) (14) (179) (140)
Rounding of figures may result in computational discrepancies.

Statement of
recognised income and expense
Year
Year
ended
ended
December
December
2007
2006
SA Rand million
Unaudited Audited
Actuarial (loss) gain on pension and post-retirement benefits
(99)
283
Acquisition of minority interest
(172)
-
Net loss on cash flow hedges removed from equity and reported in gold sales
1,484
1,274
Net loss on cash flow hedges
(1,173)
(1,604)
Hedge ineffectiveness
6
-
Gain on available-for-sale financial assets
37
78
Deferred taxation on items above
36
50
Net exchange translation differences
(198)
2,292
Net (loss) income recognised directly in equity
(79)
2,373
Loss for the year
(4,047)
(385)
Total recognised (expense) income for the year
(4,126)
1,988
Attributable to:
Equity shareholders
(4,250)
1,755
Minority interest
124
233
(4,126)
1,988
US Dollar million
Actuarial (loss) gain on pension and post-retirement benefits
(14)
42
Acquisition of minority interest
(25)
-
Net loss on cash flow hedges removed from equity and reported in gold sales
210
217
Net loss on cash flow hedges
(168)
(229)
Hedge ineffectiveness
1
-
Gain on available-for-sale financial assets
6
12
Deferred taxation on items above
5
8
Net exchange translation differences
2
281
Net income recognised directly in equity
17
331
Loss for the year
(636)
(14)
Total recognised (expense) income for the year
(619)
317
Attributable to:
Equity shareholders
(639)
289
Minority interest
20
28
(619)
317
Rounding of figures may result in computational discrepancies.

Notes
for the quarter and year ended 31 December 2007
1.   Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 and revised International Financial Reporting Standards (IFRS) which are effective
1 January 2007, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2007.
2.   Revenue
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Gold income
5,784
6,383 5,634 23,052 20,137
856
902 770 3,280 2,964
By-products (note 3)
555
125 272 1,003 749
82
18 38 145 110
Dividend received from
other investments
-
16 - 16 -
-
2 - 2 -
Interest received
89
89 69 312 218
13
13 10 45 32
6,428
6,613 5,975 24,383 21,104
951
934 818 3,472 3,106
3. Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Cash operating costs
(4,056)
(3,684)     (3,403)      (14,257)      (11,994)
(600)
(521)         (466)
(2,033)       (1,770)
By-products (note 2)
555
125 272 1,003 749
82
18 38 145 110
(3,501)
(3,559)     (3,131)      (13,254)      (11,245)
(518)
(503)         (428)
(1,888)       (1,660)
Other cash costs
(187)
(176)        (172)          (705)           (594)
(27)
(25)           (24)
(100)            (86)
Total cash costs
(3,688)
(3,735)     (3,303)      (13,959)       (11,839)
(545)
(528)         (452)
(1,988)        (1,746)
Retrenchment costs
(88)
(27)        (114)          (131)           (152)
(13)
(4)           (16)            (19)             (22)
Rehabilitation and
other non-cash costs
(321)
(85) 122 (445) 35
(47)
(12) 17 (65) 3
Production costs
(4,097)
(3,847)     (3,295)       (14,535)      (11,956)
(605)
(544)         (451)
(2,072)        (1,765)
Amortisation of
tangible assets
(1,103)
(1,082)     (1,215)         (4,143)       (4,059)
(164)
(153)         (167)           (590)           (597)
Amortisation of
intangible assets
(3)
(3) (4) (14) (13) – – – (2) (2)
Total production costs
(5,203)
(4,933)      (4,514)      (18,692)      (16,028)
(769)
(697)         (618)
(2,664)        (2,364)
Inventory change
(12)
9 37 197 546
(2)
1 6 28 82
(5,215)
(4,924)     (4,477)      (18,495)      (15,482)
(771)
(696)          (612)
(2,636)        (2,282)
Rounding of figures may result in computational discrepancies.

4. Other operating expenses
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Pension and medical defined
benefit provisions
52
(25)            1
(23)
(57)              7
(4)             –
(3)            (8)
Claims filed by former
employees in respect of
loss of employment, work-
related accident injuries
and diseases, govern-
mental fiscal claims and
costs of old tailings
operations
(30)
(40)          (30)           (97)           (67)           (4)
(5)            (4)
(15)            (9)
Miscellaneous
–
– 3 (14) (5)
–
– – (2) (1)
22
(65)          (26)         (134)         (129)              3
(9)            (4)
(20)           (18)
5. Operating special items
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Indirect tax expenses
(177)
– (118) (184) (202)
(26)
– (16) (26) (28)
Performance related option
expense
–
– (129) – (129) – – (19) – (19)
Cost of E-shares issued to
Izingwe Holdings (Pty) Ltd,
a Black Economic
Empowerment company
–
– (131) – (131) – – (19) – (19)
Impairment of tangible
assets (note 8)
(5)
– (41) (6) (44)
(1)
– (6) (1) (6)
Impairment of goodwill
(note 8)
(7)
– – (7) –
(1)
– – (1) –
Recovery of loan (note 8)
–
– – – 36 – – – – 5
Recovery of exploration
costs previously expensed
6
– – 29 –
1
– – 4 –
Siguiri royalty payment
calculation dispute with the
Guinean Administration
(27)
– –
(27)             –
(4)              –
–
(4)             –
(Loss) profit on disposal and
abandonment of assets
(note 8)
(78)
48 321 56 340
(12)
7 46 7 49
(288)
48 (98) (139) (130)
(42)
7 (14) (21) (18)
Rounding of figures may result in computational discrepancies.

6.   Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Current tax
Normal taxation
(390)
(443)         (261)
(1,608)
(1,370)          (58)
(63)          (37)         (229)         (201)
Disposal of tangible
assets (note 8)
(9)
(9)            (2)           (40)           (13)            (1)
(1)             –
(6)            (2)
(Under) over provision
prior year
(6)
18 (49) (32) (49)
(1)
3
(7)            (4)            (7)
(405)
(434)         (312)
(1,680)
(1,432)          (60)
(61)           (44)        (239)         (210)
Deferred taxation
Temporary differences
(36)
10 (73) 7 (215)
(6)
2 (7) 1 (30)
Unrealised non-hedge
derivatives and other
commodity contracts
336
233 37 673 742
50
34 15 98 106
Disposal of tangible
assets (note 8)
(2)
31 (57) 18 (56) – 4 (8) 3 (8)
Change in estimated
deferred tax rate
34
– (271) (57) (271)
5
– (38) (8) (38)
332
274 (365) 641 200
49
40 (38) 94 30
Total taxation
(73)
(161)        (676)
(1,039)
(1,232)          (11)
(21)          (82)         (145)         (180)
7.   Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Gold income – 1 6 5 26 – – 1 1 4
Cost of sales
31
(6)           (19)           15
(39)               5
(1)            (3)             2
(6)
Gross profit (loss)
31
(5)           (13)           20
(13)               5
(1)            (2)             3
(2)
Other income
10
– – 10 –
2
– – 2 –
Taxation
(1)
(19) 12 (23) 1 – (3) 2 (4) –
Net profit (loss) attributable
to discontinued operations
41
(24)            (1)              7
(12)              6
(3) – 1 (2)
Rounding of figures may result in computational discrepancies.

8. Headline loss
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
The loss attributable
to equity shareholders has
been adjusted by the
following to arrive at
headline loss:
(Loss) profit attributable to
equity shareholders
(3,199)
(2,003)            69
(4,269)           (587)
(482)
(316)           (72)         (668)            (44)
Impairment of tangible
assets (note 5)
5
– 41 6 44
1
– 6 1 6
Impairment of goodwill
(note 5)
7
– – 7 –
1
– – 1 –
Loss (profit) on disposal of
assets (note 5)
78
(48)          (321)          (56)            (376)           12
(7)            (46)            (7)           (54)
Impairment of investment in
associate
3
101 – 154 –
–
14 – 22 –
Taxation on items above –
current portion (note 6)
9
9 2 40 13
1
1 – 6 2
Taxation on items above –
deferred portion (note 6)
2
(31) 57 (18) 56
–
(4) 8 (3) 8
Headline loss
(3,095)
(1,972)         (151)
(4,136)          (850)          (466)
(312)          (103)         (648)           (82)
Cents per share
(1)
Headline loss
(1,099)
(701)          (55)
(1,470)          (312)
(165)
(111)           (37)          (230)          (30)
(1)
Calculated on the basic weighted average number of ordinary shares.
9. Shares
Quarter ended
Year ended
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Dec
2006
Unaudited        Unaudited         Unaudited          Unaudited
Audited
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000      400,000,000       400,000,000     400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000         4,280,000          4,280,000        4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000         2,000,000          2,000,000        2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000          5,000,000         5,000,000        5,000,000
Issued and fully paid:
Ordinary shares in issue
277,457,471
276,919,836       276,236,153      277,457,471     276,236,153
E ordinary shares in issue
4,140,230
4,077,860          4,185,770          4,140,230        4,185,770
Total ordinary shares:
281,597,701
280,997,696       280,421,923       281,597,701    280,421,923
A redeemable preference shares
2,000,000
2,000,000          2,000,000          2,000,000        2,000,000
B redeemable preference shares
778,896
778,896             778,896             778,896          778,896
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary shares
277,119,778
276,853,218       275,598,456       276,805,309    272,214,937
E ordinary shares
4,080,713
4,093,133             773,762
4,117,815          194,954
Fully vested options
457,601
455,473             304,280             533,904          398,326
Weighted average number of shares
281,658,092
281,401,824         76,676,498       281,457,028    272,808,217
Dilutive potential of share options – – – – –
Diluted number of ordinary shares
(1)
281,658,092
281,401,824       276,676,498       281,457,028     272,808,217
(1)
The basic and diluted number of ordinary shares are the same for December 2006 quarter and the year 2006 as the effects of shares for performance related options are anti-dilutive.
Rounding of figures may result in computational discrepancies.

10. Ordinary share capital and premium
As at
As at
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Sept
2007
Dec
2006
Unaudited         Unaudited          Unaudited          Unaudited         Unaudited          Unaudited
SA Rand million US Dollar million
Balance at beginning of period
23,045
23,045 19,362
3,292
3,292 3,055
Ordinary shares issued
283
170 3,330
40
22 550
E ordinary shares (cancelled) issued
(6)
(14)                  353
(1)
(1)                   50
Translation
–
– –
94
63 (363)
Sub-total
23,322
23,201 23,045
3,425
3,376 3,292
Redeemable preference shares held within the
group
(312)
(312) (312)
(46)
(45) (45)
Ordinary shares held within the group
(292)
(285)                 (297)                  (43)
(41)                   (43)
E ordinary shares held within the group
(347)
(339)                 (353)                  (51)
(49)                   (50)
Balance at end of period
22,371
22,265 22,083
3,285
3,241 3,154
11. Retained earnings and other reserves
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains
(losses)
Other
comprehen-
sive
income
Total
SA Rand million
Balance at December 2005
1,115 138 (1,910) (227) (1,655) (2,539)
Actuarial gains recognised 283 283
Deferred taxation thereon (102) (102)
Loss attributable to equity shareholders (587) (587)
Dividends                                                                      (742)
(742)
Net loss on cash flow hedges removed from
equity and reported in gold sales
1,264 1,264
Net loss on cash flow hedges (1,592) (1,592)
Deferred taxation on cash flow hedges 167 167
Gain on available-for-sale financial assets 78 78
Deferred taxation on available-for-sale financial
assets
(15) (15)
Share-based payment for share awards and BEE
transaction
338 338
Translation 2,346 1 (88) 2,259
Balance at December 2006
(214) 138 436 (45) (1,503) (1,188)
Actuarial loss recognised (99) (99)
Deferred taxation thereon 36 36
Loss attributable to equity shareholders (4,269) (4,269)
Dividends                                                                       (919)
(919)
Acquisition of minority interest (81) (81)
Transfers to foreign currency translation reserve (41) 41 –
Net loss on cash flow hedges removed from equity
and reported in gold sales
1,470 1,470
Net loss on cash flow hedges (1,161) (1,161)
Hedge ineffectiveness 6 6
Deferred taxation on cash flow hedges and hedge
ineffectiveness
(1) (1)
Gain on available-for-sale financial assets 37 37
Deferred taxation on available-for-sale financial
assets
1 1
Share-based payment for share awards and BEE
transaction
190 190
Translation (139) (50) (189)
Balance at December 2007
(5,524) 138 338 (108) (1,011) (6,167)
Rounding of figures may result in computational discrepancies.

11. Retained earnings and other reserves cont.
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains
(losses)
Other
omprehen-
sive
income
Total
US Dollar million
Balance at December 2005
(58)                    22
(66)                (36)                (261)
(399)
Actuarial gains recognised 42 42
Deferred taxation thereon (15) (15)
Loss attributable to equity shareholders (44) (44)
Dividends (107) (107)
Net loss on cash flow hedges removed from
equity and reported in gold sales
215 215
Net loss on cash flow hedges (227) (227)
Deferred taxation on cash flow hedges 25 25
Gain on available-for-sale financial assets 12 12
Deferred taxation on available-for-sale financial
assets
(2) (2)
Share-based payment for share awards and BEE
transaction
48 48
Translation (2) 307 3 (25) 283
Balance at December 2006
(209) 20 241 (6) (215) (169)
Actuarial loss recognised (14) (14)
Deferred taxation thereon 5 5
Loss attributable to equity shareholders (668) (668)
Dividends (125) (125)
Acquisition of minority interest (12) (12)
Transfers to foreign currency translation reserve (6) 6 –
Net loss on cash flow hedges removed
from equity and reported in gold sales
209 209
Net loss on cash flow hedges (166) (166)
Hedge ineffectiveness 1 1
Deferred taxation on cash flow hedges and hedge
ineffectiveness
- -
Gain on available-for-sale financial assets 6 6
Deferred taxation on available-for-sale financial
assets
- -
Share-based payment for share awards and BEE
transaction
27 27
Translation 11 (1) (10) -
Balance at December 2007
(1,020) 20 258 (16) (148) (906)
12. Minority interests
As at
As at
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Sept
2007
Dec
2006
Unaudited Unaudited Audited Unaudited Unaudited Audited
SA Rand million US Dollar million
Balance at beginning of year
436
436 374
62
62 59
Profit for the period
222
175 202
32
25 30
Dividends paid
(131)
(114)               (171)                  (19)
(16)                  (25)
Acquisition of minority interest
(1)
(95)
(95)                      -
(13)
(13)                      -
Other balance sheet movements
4
4 -
-
-                      -
Net loss on cash flow hedges removed from
equity and reported in gold sales
14
10 10
1
1 2
Net loss on cash flow hedges
(12)
(7)                 (12)                    (2)
(1)                   (2)
Translation
(9)
(8)                   33
2
-                   (2)
Balance at end of period
429
401 436
63
58 62
(1) With effect 1 September 2007, AngloGold Ashanti acquired the remaining 15% minorities of Iduapriem.
Rounding of figures may result in computational discrepancies
.

13. Exchange rates
Dec
2007
Sept
2007
Dec
2006
Unaudited Unaudited Audited
Rand/US dollar average for the year to date
7.03
7.12                              6.77
Rand/US dollar average for the quarter
6.76
7.08                              7.31
Rand/US dollar closing
6.81
6.87                              7.00
Rand/Australian dollar average for the year to date
5.89
5.85                              5.10
Rand/Australian dollar average for the quarter
6.00
6.00                              5.63
Rand/Australian dollar closing
5.98
6.04                              5.53
BRL/US dollar average for the year to date
1.95
2.00                              2.18
BRL/US dollar average for the quarter
1.78
1.92                              2.15
BRL/US dollar closing
1.78
1.85                              2.14
14. Capital commitments
Dec
2007
Sept
2007
Dec
2006
Dec
2007
Sept
2007
Dec
2006
Unaudited       Unaudited
Audited       Unaudited       Unaudited
Audited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts
at the prevailing rate of exchange
2,968
4,406 2,475
436
641 354
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.
15. Contingent liabilities
AngloGold Ashanti’s material contingent liabilities at 31 December 2007 are detailed below:
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($15m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in
Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer export gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the
Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE).
The Serra Grande operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração
Ltda. manages the operation and its attributable share of the first assessment is approximately $39m. Although
MSG requested the TARE in early 2004, the TARE, which authorized the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.

In November 2006 the administrative council’s second chamber ruled in favour of Serra Grande and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $24m. The company believes both assessments are in violation of Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company’s appeal against the assessment. The company is now dismissing the case at the judicial sphere. The company’s attributable share of the assessment is approximately
$8m.
Tax Disputes – Brazil – Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve eleven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $8m.
16. Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•    Reimbursable value added tax due from the Malian government amounts to an attributable $42m at
31 December 2007 (30 September 2007: attributable $37m). The last audited value added tax return was for the period ended 31 March 2007 and at the balance sheet date an attributable $25m was still outstanding and
$17m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•    Reimbursable fuel duties from the Malian government amounts to an attributable $7m at 31 December 2007
(30 September 2007: attributable $8m). Fuel duty refund claims are required to be submitted before
31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $2m, which is still outstanding, whilst an attributable $5m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the
Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.
The government of Mali is a shareholder in all the Malian entities. Management is in negotiations with the
Government of Mali to agree a protocol for the repayment of the outstanding amounts. The outstanding amounts have been discounted to their present value at a rate of 6.5%.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•    Reimbursable value added tax due from the Tanzanian government amounts to $16m at 31 December 2007
(30 September 2007: $18m). The last audited value added tax return was for the period ended 30 June 2007 and at the balance sheet date $14m was still outstanding and $2m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 7.8%.
•    Reimbursable fuel duties from the Tanzanian government amounts to $37m at 31 December 2007
(30 September 2007: $30m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $21m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $16m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

17. Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by
AngloGold Ashanti USA Inc., is repaid.
18. Borrowings
AngloGold Ashanti's borrowings are interest bearing.
19. Announcements
On 12 November 2007, it was announced that due to further operational management restructure, Neville Nicolau resigned from the board to pursue other opportunities with immediate effect.
On 12 December 2007, AngloGold Ashanti announced the successful closing of a US$1.15bn syndicated revolving loan facility. The new 3-year facility will be used to refinance an existing US$700m revolving credit facility, an
AUD200m facility and for general corporate purposes.
On 14 January 2008, AngloGold Ashanti announced that it had agreed to acquire 100% of Golden Cycle Gold
Corporation (GCGC) through a merger transaction in which GCGC’s shareholders will receive 29 AngloGold Ashanti
ADRs for every 100 shares of GCGC common stock held. GCGC currently holds a 33% shareholding in Cripple
Creek & Victor while AngloGold Ashanti hold the remaining 67%. The merger transaction will result in Cripple Creek
& Victor being a wholly-owned AngloGold Ashanti operation. The transaction is subject to a number of regulatory and statutory approvals, including approval by GCGC shareholders. The transaction, at the date of announcement was valued at approximately US$149m.
On 18 January 2008, AngloGold Ashanti provided operation guidance to its fourth quarter 2007 results, in which it was stated that its South African and Geita operations had experienced production difficulties resulting in the group’s production for the quarter to be of the region of 1,368,000 ounces.
Following the announcement made on 25 January 2008, in which AngloGold Ashanti advised that Eskom (the South
African electricity supply body) would be interrupting power supplies to the company’s South African operations,
AngloGold Ashanti halted mining and gold recovery at these operations. Subsequently, AngloGold Ashanti announced on 29 January 2008, that it had begun the process to restart production at its South African operations following a meeting with Eskom and industrial electricity consumers at which, Eskom had agreed to provide
AngloGold Ashanti with 90% of its electricity demand prior to the shut down so as to return the operations to normal production.
20. Dividend
The directors have today declared Final Dividend No. 103 of 53 (Final Dividend No. 101: 240) South African cents per ordinary share for the year ended 31 December 2007. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2008
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 21 February
Last date to trade ordinary shares cum dividend Friday, 22 February
Last date to register transfers of certificated securities cum dividend Friday, 22 February
Ordinary shares trade ex dividend Monday, 25 February
Record date Friday, 29 February
Payment date Friday, 7 March
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 25 February 2008 and Friday, 29 February
2008, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2008
Ex dividend on New York Stock Exchange Wednesday, 27 February
Record date Friday, 29 February
Approximate date for currency conversion Friday, 7 March
Approximate payment date of dividend Monday, 17 March
Assuming an exchange rate of R7.4805/$1, the dividend payable on an ADS is equivalent to 7 US cents. This compares with the final dividend of 32.384 US cents per ADS paid on 26 March 2007. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2008
Last date to trade and to register GhDSs cum dividend Friday, 22 February
GhDSs trade ex dividend Monday, 25 February
Record date Friday, 29 February
Approximate payment date of dividend Monday, 10 March
Assuming an exchange rate of R7.6723/¢ the dividend payable per GhDS is equivalent to 0.0006908 cedis. This compares with the final dividend of 0.00304121 cedis per GhDS paid on 19 March 2007. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at
10%.
In addition, directors have today declared Dividend No. E3 of 26.50 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These
dividends are payable on 7 March 2008.
By order of the Board
R P EDEY
M CUTIFANI
Chairman Chief Executive Officer
6 February 2008

Segmental reporting
for the quarter and year ended 31 December 2007
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Dec
Sept
Dec
Dec
Dec
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Unaudited Audited
Gold income
South Africa
2,292
2,805
2,390
9,843
9,151
339
397
326
1,399
1,347
Argentina
198
273
175
988
841
30
38
24
140
125
Australia
684
715
623
2,437
1,851
101
101
86
348
271
Brazil
495
546
465
2,001
1,558
73
78
63
285
228
Ghana
601
648
453
2,365
1,781
89
92
62
337
263
Guinea
492
307
331
1,483
960
73
43
46
211
141
Mali
535
469
574
1,951
2,146
79
66
78
278
317
Namibia
96
87
80
364
336
14
12
11
52
50
Tanzania
111
347
257
807
857
16
49
35
114
127
USA
280
185
286
813
656
41
26
39
116
95
5,784
6,383
5,634
23,052
20,137
856
902
770
3,280
2,964
Gross profit (loss) adjusted for
the loss on unrealised non-hedge
derivatives and other commodity
contracts
South Africa
502
802
872
2,845
3,746
74
113
118
403
549
Argentina
58
77
(12)
338
245
9
11
(2)
48
37
Australia
228
288
308
960
934
34
41
43
137
137
Brazil
277
232
329
987
946
41
33
45
141
138
Ghana
(150)
26
(108)
25
(186)
(22)
4
(15)
3
(26)
Guinea
44
1
(19)
101
19
7
-
(2)
14
4
Mali
165
150
287
646
986
24
21
39
92
146
Namibia
19
16
32
90
148
3
2
4
13
22
Tanzania
(110)
94
(2)
52
(19)
(16)
13
-
6
(2)
USA
190
109
167
518
167
28
15
23
74
23
Other
86
(34)
105
28
221
13
(4)
16
4
30
1,309
1,761
1,959
6,590
7,207
195
249
269
935
1,058
Cash gross profit (loss)
1
South Africa
1,023
1,261
1,382
4,628
5,366
151
178
188
657
788
Argentina
98
118
63
513
465
15
17
9
73
69
Australia
319
378
391
1,308
1,179
47
53
54
186
173
Brazil
372
323
399
1,308
1,136
55
46
55
186
165
Ghana
(56)
153
28
485
396
(8)
22
4
68
60
Guinea
117
59
79
352
282
17
8
11
50
42
Mali
206
192
364
809
1,274
30
27
50
115
188
Namibia
30
26
43
131
192
4
4
6
19
28
Tanzania
(53)
185
78
358
246
(8)
26
11
50
37
USA
247
168
226
742
432
36
24
31
106
62
Other
113
(16)
105
116
268
19
(3)
15
17
40
2,416
2,847
3,158
10,750
11,236
358
402
434
1,527
1,652
Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
1 Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the computation.
US Dollar million
SA Rand million

Segmental
reporting (continued)
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Dec
Sept
Dec
Dec
Dec
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Unaudited Audited
Gold production
South Africa
17,503
19,218
20,019
72,429
79,427
563
618
644
2,328
2,554
Argentina
1,597
1,569
1,346
6,338
6,683
51
50
43
204
215
Australia
4,673
4,766
4,746
18,675
14,450
150
153
153
600
465
Brazil
3,480
3,401
2,904
12,689
10,551
112
109
93
408
339
Ghana
3,998
4,217
4,411
16,388
18,399
129
136
142
527
592
Guinea
2,567
1,886
2,406
8,715
7,948
83
61
77
280
256
Mali
3,536
3,649
4,110
13,703
16,700
114
117
132
441
537
Namibia
624
638
617
2,496
2,690
20
21
20
80
86
Tanzania
1,801
3,401
2,478
10,166
9,588
58
109
80
327
308
USA
2,778
1,866
2,661
8,766
8,817
89
60
86
282
283
42,556
44,611
45,697
170,365
175,253
1,368
1,434
1,469
5,477
5,635
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Dec
Sept
Dec
Dec
Dec
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Unaudited Audited
Capital expenditure
South Africa
881
642
695
2,535
2,116
128
91
97
361
313
Argentina
49
37
45
141
129
7
5
6
20
19
Australia
651
439
295
1,975
584
95
62
42
281
86
Brazil
204
258
333
995
1,258
30
37
45
142
186
Ghana
260
152
236
836
656
38
22
33
119
97
Guinea
38
56
27
146
110
6
8
4
21
16
Mali
26
10
22
61
44
4
1
3
9
6
Namibia
24
10
18
43
33
3
1
3
6
5
Tanzania
78
50
119
187
452
11
7
16
27
67
USA
33
54
29
161
89
5
8
4
23
13
Other
71
25
41
364
62
12
3
6
50
9
2,315
1,733
1,861
7,444
5,533
339
245
260
1,059
817
As at
As at
As at
As at
As at
As at
Dec
Sept
Dec
Dec
Sept
Dec
2007
2007
2006
2007
2007
2006
Unaudited Unaudited Audited Unaudited Unaudited Audited
Total assets
South Africa
15,616
15,590
15,392
2,293
2,269
2,199
Argentina
1,659
1,647
1,876
244
240
268
Australia
8,705
8,238
6,447
1,278
1,199
921
Brazil
4,826
4,568
3,961
709
665
566
Ghana
13,301
13,031
12,456
1,953
1,897
1,779
Guinea
2,127
2,005
1,974
312
292
282
Mali
2,399
2,299
2,350
352
335
336
Namibia
536
513
424
79
75
61
Tanzania
9,654
9,633
9,642
1,418
1,402
1,377
USA
3,608
3,593
3,566
530
523
509
Other
4,450
4,990
4,528
652
725
645
66,881
66,107
62,616
9,820
9,623
8,943
Rounding of figures may result in computational discrepancies.
SA Rand million
US Dollar million
kg
SA Rand million
US Dollar million
oz (000)

Non-GAAP
disclosure
A
Dec
Sept
Dec
Dec
Dec
Dec
Sept
Dec
Dec
Dec
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited  Unaudited   Unaudited   Unaudited   Unaudited   Unaudited   Unaudited    Unaudited   Unaudited   Unaudited
Headline loss (note 8)
(3,095)
(1,972) (151) (4,136) (850)
(466)
(312) (103) (648) (82)
Loss on unrealised non-hedge derivatives and other
commodity contracts
3,663
2,640 320 7,114 4,507
550
408 137 1,071 615
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 6)
(336)
(233) (37) (673) (742)
(50)
(34) (15) (98) (106)
Fair value adjustment on option component of convertible
bond
(115)
140 210 (333) (137)
(17)
20 28 (47) (16)
Headline earnings adjusted for the loss on unrealised non-
hedge derivatives, other commodity contracts and fair value
adjustments on convertible bond
(1)
117
575 341 1,971 2,777
18
81 46 278 411
Cents per share
(2)
Headline earnings adjusted for the loss on unrealised non-
hedge derivatives, other commodity contracts and fair value
adjustments on convertible bond
(1)
42
204 123 700 1,018
6
29 17 99 151
B
Dec
Sept
Dec
Dec
Dec
Dec
Sept
Dec
Dec
Dec
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited  Unaudited   Unaudited   Unaudited   Unaudited   Unaudited   Unaudited   Unaudited   Unaudited   Unaudited
Reconciliation of gross (loss) profit to gross profit adjusted for the loss on unrealised non-hedge derivatives and other
commodity contracts:
Gross (loss) profit
(2,354)
(879) 1,639 (524) 2,700
(355)
(159) 133 (136) 443
Loss on unrealised non-hedge derivatives and other
commodity contracts
3,663
2,640 320 7,114 4,507
550
408 137 1,071 615
Gross profit adjusted for the loss on unrealised non-hedge
derivatives and other commodity contracts
1,309
1,761 1,959 6,590 7,207
195
249 269 935 1,058
Rounding of figures may result in computational discrepancies.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
Year ended
Year ended
SA Rand million
(1)
Loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
US Dollar million
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
- The unrealised fair value change on the option component of the convertible bond; and
US Dollar million
- The unrealised fair value change on the onerous uranium contracts.
Quarter ended
Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts
Year ended
Quarter ended
Year ended
(2)
Calculated on the basic weighted average number of ordinary shares.
SA Rand million

Dec
Sept
Dec
Dec
Dec
Dec
Sept
Dec
Dec
Dec
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited  Unaudited   Unaudited  Unaudited    Unaudited   Unaudited   Unaudited   Unaudited   Unaudited   Unaudited
C
Non-hedge derivative (loss) gain is summarised as:
Gain on realised non-hedge derivatives (note D)
740
302 802 2,033 2,552
110
43 112 291 376
Loss on unrealised non-hedge derivatives
(3,829)
(2,574) (125) (7,305) (4,343)
(575)
(398) (108) (1,099) (591)
Unrealised (loss) gain on other commodity physical
borrowings
(1)
78 (19) 49 (9)
-
11 (3) 7 (1)
Provision for gain (loss) on future deliveries of other
commodities
167
(144) (176) 142 (155)
25
(21) (26) 21 (23)
(Loss) gain on non-hedge derivatives and other commodity
contracts
(2,923)
(2,338) 482 (5,081) (1,955)
(440)
(365) (25) (780) (239)
D
Price received
Gold income (note 2)
5,784
6,383 5,634 23,052 20,137
856
902 770 3,280 2,964
Adjusted for minority interests
(211)
(213) (215) (889) (804)
(32)
(31) (29) (127) (119)
5,573
6,169 5,419 22,163 19,333
824
871 741 3,153 2,845
Gain on realised non-hedge derivatives (note C)
740
302 802 2,033 2,552
110
43 112 291 376
6,313
6,472 6,221 24,196 21,885
934
914 853 3,444 3,221
Attributable gold sold - kg / - oz (000)
42,278
45,768 45,866 170,265 173,639
1,359
1,471 1,475 5,474 5,583
Revenue price per unit - R/kg / - $/oz
149,312
141,400 135,628 142,107 126,038
687
621 578 629 577
E
Total costs
Total cash costs (note 3)
3,688
3,735 3,303 13,959 11,839
545
528 452 1,988 1,746
Adjusted for minority interests and non-gold producing
companies
46
(113) 6 (246) (73)
7
(16) 1 (34) (11)
Total cash costs adjusted for minority interests and non-
gold producing companies
3,734
3,622 3,309 13,713 11,766
552
512 453 1,954 1,735
Retrenchment costs (note 3)
88
27 114 131 152
13
4 16 19 22
Rehabilitation and other non-cash costs (note 3)
321
85 (122) 445 (35)
47
12 (17) 65 (3)
Amortisation of tangible assets (note 3)
1,103
1,082 1,215 4,143 4,059
164
153 167 590 597
Amortisation of intangible assets (note 3)
3
3 4 14 13
-
- - 2 2
Adjusted for minority interests and non-gold producing
companies
(42)
(35) (35) (146) (122)
(6)
(5) (4) (21) (18)
Total production costs adjusted for minority interests
and non-gold producing companies
5,207
4,784 4,485 18,300 15,833
770
676 615 2,609 2,335
Gold produced - kg / - oz (000)
42,556
44,611 45,697 170,365 175,253
1,368
1,434 1,469 5,477 5,635
Total cash cost per unit - R/kg / -$/oz
87,744
81,186 72,422 80,490 67,133
404
357 309 357 308
Total production cost per unit - R/kg / -$/oz
122,344
107,239 98,145 107,415 90,345
563
471 419 476 414
F
Cash gross profit
Gross profit adjusted for the loss on unrealised non-hedge
derivatives and other commodity contracts (note B)
1,309
1,761 1,959 6,590 7,207
195
249 269 935 1,058
Amortisation of tangible assets (note 3)
1,103
1,082 1,215 4,143 4,059
164
153 167 590 597
Amortisation of intangible assets (note 3)
3
3 4 14 13
-
- - 2 2
Non-cash revenues
-
- (20) 3 (43)
-
- (3) - (5)
2,416
2,847 3,158 10,750 11,236
358
402 434 1,527 1,652
G
EBITDA
Operating (loss) profit
(3,110)
(1,393) 1,193 (2,636) 1,349
(467)
(232) 71 (439) 246
Amortisation of tangible assets (note 3)
1,103
1,082 1,215 4,143 4,059
164
153 167 590 597
Amortisation of intangible assets (note 3)
3
3 4 14 13
-
- - 2 2
Impairment of tangible assets (note 5)
5
- 41 6 44
1
- 6 1 6
Impairment of intangible assets (note 5)
7
- - 7 -
1
- - 1 -
Loss on unrealised non-hedge derivatives and other
commodity contracts (note B)
3,663
2,640 320 7,114 4,507
550
408 137 1,071 615
Share of associates' EBITDA
3
(2) 3 (3) (2)
-
- - - (1)
Discontinued operations EBITDA
41
(5) (13) 30 (13)
6
(1) (2) 5 (2)
Profit on disposal of assets
78
(48) (321) (56) (378)
12
(7) (46) (7) (54)
1,795
2,278 2,442 8,619 9,579
266
322 334 1,224 1,409
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Year ended
Year ended
US Dollar million / Imperial SA Rand million / Metric

Dec
Sept
Dec
Dec
Dec
Dec
Sept
Dec
Dec
Dec
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited   Unaudited  Unaudited   Unaudited   Unaudited   Unaudited   Unaudited   Unaudited   Unaudited   Unaudited
H
Interest cover
EBITDA (note G)
1,795
2,278 2,442 8,619 9,579
266
322 334 1,224 1,409
Finance costs
231
230 246 880 822
34
32 34 125 123
Capitalised finance costs
25
19 24 68 71
4
3 3 10 10
256
248 270 948 893
38
35 37 135 133
Interest cover - times
7
9 9 9 11
7
9 9 9 11
I
Free cash flow
Net cash inflow from operating activities
1,268
2,092 2,071 6,238 7,825
188
295 275 882 1,137
Stay-in-business capital expenditure
(1,222)
(868) (1,144) (3,758) (3,416)
(179)
(123) (160) (535) (504)
46
1,224 927 2,480 4,409
9
172 115 347 633
As at
As at
As at
As at
As at
As at
Dec
Sept
Dec
Dec
Sept
Dec
2007
2007
2006
2007
2007
2006
Unaudited  Unaudited  Unaudited    Unaudited   Unaudited   Unaudited
J
Net asset value - cents per share
Total equity
16,633
19,874 21,331
2,442
2,893 3,047
Number of ordinary shares in issue - million (note 9)
282
281 280
282
281 280
Net asset value - cents per share
5,907
7,073 7,607
867
1,030 1,087
Total equity
16,633
19,874 21,331
2,442
2,893 3,047
Intangible assets
(2,996)
(3,036) (2,909)
(440)
(442) (415)
13,637
16,838 18,422
2,002
2,451 2,632
Number of ordinary shares in issue - million (note 9)
282
281 280
282
281 280
Net tangible asset value - cents per share
4,843
5,992 6,569
711
872 939
K
Net debt
Borrowings - long-term portion
10,441
7,415 9,963
1,533
1,079 1,423
Borrowings - short-term portion
2,309
4,358 413
339
634 59
Total borrowings
12,750
11,773 10,376
1,872
1,713 1,482
Cash and cash equivalents
(3,381)
(3,447) (3,467)
(496)
(502) (495)
Net debt
9,369
8,326 6,909
1,376
1,211 987
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million
US Dollar million SA Rand million
Year ended
Quarter ended
Quarter ended
Year ended

Development
for the quarter ended 31 December 2007
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
2,139 254 94.0 29.06 2,735 1.37 128.00
Kopanang Mine
Vaal reef
7,387 558 14.0 107.63 1,496 8.19 123.00
Tau Lekoa Mine
Ventersdorp Contact reef
2,306 468 65.0 11.03 717 0.04 4.00
Moab Khotsong Mine
Vaal reef
4,400 570 125.0 25.04 3,138 1.16 136.00
WEST WITS
TauTona Mine
Ventersdorp Contact reef
184 - - - - - -
Carbon Leader reef 2,311 112 18.0 164.29 2,875 2.11 37.00
Savuka Mine
Carbon Leader reef
565 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
3,656 814 87.0 34.46 3,012 - -
AUSTRALIA
Sunrise Dam
768 768 - 3.19 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
1,940 137 260.0 6.56 - - -
Córrego do Sitio 1,044 548 - 2.61 - - -
Lamego 942 344 60.0 3.01 - - -
Serra Grande
Mina III
1,159 204 100.0 2.87 - - -
Mina Nova 137 - - - - - -
GHANA
Obuasi
5,102 1,904 430.0 * 8.67 3,728 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
7,018 833 37.0 0.85 2.61 2.74 8.45
Kopanang Mine
Vaal reef
24,236 1,831 5.5 3.14 1.44 16.38 7.52
Tau Lekoa Mine
Ventersdorp Contact reef
7,566 1,535 25.6 0.32 0.69 0.08 0.17
Moab Khotsong Mine
Vaal reef
14,436 1,870 49.2 0.73 3.00 2.32 9.51
WEST WITS
TauTona Mine
Ventersdorp Contact reef
604 - - - - - -
Carbon Leader reef 7,582 367 7.1 4.79 2.83 4.22 2.49
Savuka Mine
Carbon Leader reef
1,854 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
11,995 2,671 34.3 1.01 2.87 - -
- -
AUSTRALIA
- -
Sunrise Dam
2,520 2,520 - 0.09 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
6,363 449 102.4 0.19 - - -
Córrego do Sitio 3,426 1,798 - 0.08 - - -
Lamego 3,091 1,129 23.6 0.09 - - -
Serra Grande
Mina III
3,802 668 39.4 0.08 - - -
Mina Nova 451 - - - - - -
GHANA
Obuasi
16,738 6,247 169.3 * 0.25 3.57 - -
* Average ore body width.
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2007
2007
2006
2007
2007
2007
2006
2007
SA Rand / US Dollar
SOUTH AFRICA
881
642
695
2,535
128
91
97
361
Vaal River
Great Noligwa
94 56 136 261 14 8 19 37
Kopanang 111 86 101 362 16 12 14 52
Moab Khotsong 195 179 169 628 29 25 23 89
Tau Lekoa 45 25 24 113 7 4 3 16
Surface Operations (1) 3 7 5 - - 1 1
West Wits
Mponeng
234 163 111 604 34 23 16 86
Savuka 24 17 5 63 4 2 1 9
TauTona 178 114 142 500 26 16 20 71
ARGENTINA
49
37
45
141
7
5
6
20
Cerro Vanguardia - Attributable 92.50% 45 34 42 130 7 5 6 18
Minorities and exploration 4 3 3 11 - - - 2
AUSTRALIA
651
439
295
1,975
95
62
42
281
Sunrise Dam 68 53 27 207 10 8 4 30
Boddington 580 383 258 1,752 85 54 37 249
Exploration 3 3 10 16 - - 1 2
BRAZIL
204
258
333
995
30
37
45
142
AngloGold Ashanti Brasil Mineração
158 210 300 820 24 30 41 117
Serra Grande - Attributable 50% 22 23 15 84 3 3 2 12
Minorities, exploration and other 24 25 18 91 3 4 2 13
GHANA
260
152
236
836
38
22
33
119
Bibiani - - 1 - - - - -
Iduapriem 105 21 17 162 15 3 2 23
Obuasi 153 130 216 663 23 18 30 94
Minorities and exploration 2 1 2 11 - 1 1 2
GUINEA
38
56
27
146
6
8
4
21
Siguiri - Attributable 85% 32 48 23 124 5 7 3 18
Minorities and exploration 6 8 4 22 1 1 1 3
MALI
26
10
22
61
4
1
3
9
Morila - Attributable 40% 2 - 4 5 - - 1 1
Sadiola - Attributable 38% 22 7 13 40 3 1 2 6
Yatela - Attributable 40% 2 3 5 15 - - 1 2
NAMIBIA
24
10
18
43
3
1
3
6
Navachab 24 10 18 43 3 1 3 6
TANZANIA
78
50
119
187
11
7
16
27
Geita 78 50 119 187 11 7 16 27
USA
33
54
29
161
5
8
4
23
Cripple Creek & Victor J.V. 32 54 29 160 5 8 4 23
OTHER
71
25
41
364
12
3
6
50
ANGLOGOLD ASHANTI
2,315
1,733
1,861
7,444
339
245
260
1,059
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2007
2007
2006
2007
2007
2007
2006
2007
Metric
SOUTH AFRICA
17,503
19,218
20,019
72,429
Vaal River
Great Noligwa
6.94
7.23
7.95
7.54
3,613
3,684
4,640
15,036
Kopanang
7.70
8.11
7.40
7.24
3,229
3,639
3,657
13,013
Moab Khotsong
9.12
7.50
6.36
7.94
726
523
411
2,081
Tau Lekoa
3.97
3.71
4.34
3.62
1,247
1,342
1,387
5,137
Surface Operations
0.46
0.47
0.57
0.49
920
931
1,072
3,903
West Wits
Mponeng
9.26
9.51
9.69
9.50
4,223
4,824
4,595
18,260
Savuka
6.73
6.29
7.31
6.69
540
620
654
2,284
TauTona
1
9.37
9.93
11.46
9.67
3,005
3,654
3,604
12,714
ARGENTINA
1,597
1,569
1,346
6,338
Cerro Vanguardia - Attributable 92.50%
6.88
6.79
5.51
6.88
1,597
1,569
1,346
6,338
AUSTRALIA
4,673
4,766
4,746
18,675
Sunrise Dam
2
4.84
5.15
4.20
4.86
4,673
4,766
4,746
18,675
BRAZIL
3,480
3,401
2,904
12,689
AngloGold Ashanti Brasil Mineração
1
7.84
7.53
7.97
7.48
2,826
2,698
2,156
9,851
Serra Grande
1
- Attributable 50%
6.65
7.67
7.69
7.21
654
704
747
2,838
GHANA
3,998
4,217
4,411
16,388
Bibiani
-
-
0.43
-
-
-
150
-
Iduapriem
1.90
1.86
1.70
1.85
1,387
1,610
1,219
5,192
Obuasi
1
4.34
4.41
4.61
4.43
2,611
2,607
3,041
11,196
GUINEA
2,567
1,886
2,406
8,715
Siguiri
2
- Attributable 85%
1.18
0.94
1.08
1.05
2,567
1,886
2,406
8,715
MALI
3,536
3,649
4,110
13,703
Morila - Attributable 40%
3.91
3.94
3.46
3.36
1,607
1,624
1,503
5,596
Sadiola - Attributable 38%
3.00
2.92
3.44
2.76
1,252
1,089
1,546
4,366
Yatela
3
- Attributable 40%
2.60
2.66
3.88
3.46
677
936
1,061
3,742
NAMIBIA
624
638
617
2,496
Navachab
1.61
1.64
1.63
1.56
624
638
617
2,496
TANZANIA
1,801
3,401
2,478
10,166
Geita
1.46
2.54
1.73
2.01
1,801
3,401
2,478
10,166
USA
2,778
1,866
2,661
8,766
Cripple Creek & Victor J.V.
3
0.55
0.52
0.48
0.53
2,778
1,866
2,661
8,766
ANGLOGOLD ASHANTI
42,556
44,611
45,697
170,365
Underground Operations
6.96
7.11
7.47
6.99
22,505
24,066
24,611
91,684
Surface and Dump Reclamation
0.45
0.48
0.52
0.49
1,339
1,429
1,569
6,142
Open-pit Operations
2.33
2.49
2.13
2.34
15,047
16,064
15,451
59,227
Heap Leach Operations
4
0.70
0.66
0.73
0.73
3,665
3,052
4,066
13,312
42,556
44,611
45,697
170,365
3
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
1
The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
2
The yield of Sunrise Dam and Siguiri represents open-pit operations. 4
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.
Yield - g/t
Gold produced - kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2007
2007
2006
2007
2007
2007
2006
2007
Metric
SOUTH AFRICA
216
237
262
227
17,432
20,020
20,307
72,823
Vaal River
Great Noligwa
177 180 234 185 3,616 3,828 4,642 15,146
Kopanang 215 239 241 215 3,230 3,756 3,655 13,099
Moab Khotsong 145 123 146 131 726 536 411 2,089
Tau Lekoa 147 156 167 153 1,248 1,389 1,390 5,168
Surface Operations 1,399 1,421 1,561 1,463 920 964 1,066 3,930
West Wits
Mponeng
267 307 330 297 4,181 5,060 4,746 18,327
Savuka 166 188 208 176 534 650 667 2,293
TauTona 243 283 290 252 2,976 3,836 3,729 12,771
ARGENTINA
800
781
723
795
1,092
1,597
1,325
5,827
Cerro Vanguardia - Attributable 92.50% 800 781 723 795 1,092 1,597 1,325 5,827
AUSTRALIA
3,994
3,968
2,443
3,977
4,796
5,036
4,899
18,581
Sunrise Dam 4,359 4,356 4,354 4,356 4,796 5,036 4,899 18,581
BRAZIL
671
656
626
628
3,364
3,370
2,775
12,657
AngloGold Ashanti Brasil Mineração 660 625 568 587 2,706 2,656 2,095 9,679
Serra Grande - Attributable 50% 722 807 887 830 658 714 681 2,978
GHANA
224
242
229
232
3,869
4,517
4,334
16,361
Bibiani - - 390 - - - 139 -
Iduapriem 525 686 568 555 1,384 1,576 1,112 5,115
Obuasi 171 173 181 182 2,485 2,941 3,082 11,246
GUINEA
626
451
619
529
2,661
1,883
2,402
8,769
Siguiri - Attributable 85% 626 451 619 529 2,661 1,883 2,402 8,769
MALI
893
965
1,286
907
3,597
3,319
3,972
13,769
Morila - Attributable 40% 1,041 1,084 1,132 924 1,729 1,432 1,554 5,551
Sadiola - Attributable 38% 808 763 1,350 751 1,166 991 1,369 4,423
Yatela - Attributable 40% 781 1,091 1,470 1,155 701 896 1,048 3,794
NAMIBIA
415
446
654
509
644
621
544
2,581
Navachab 415 446 654 509 644 621 544 2,581
TANZANIA
269
555
385
404
2,059
3,384
2,617
10,205
Geita 269 555 385 404 2,059 3,384 2,617 10,205
USA
2,721
1,796
2,740
2,160
2,764
2,022
2,692
8,692
Cripple Creek & Victor J.V. 2,721 1,796 2,740 2,160 2,764 2,022 2,692 8,692
ANGLOGOLD ASHANTI
342
361
372
349
42,278
45,768
45,866
170,265
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2007
2007
2006
2007
2007
2007
2006
2007
SA Rand / Metric
SOUTH AFRICA
87,949
77,247
62,888
77,372
120,358
101,922
88,764
103,224
Vaal River
Great Noligwa
117,918 90,339 54,393 90,817 141,474 115,763 76,424 114,220
Kopanang 71,498 69,335 61,570 69,201 94,086 87,041 76,264 88,679
Moab Khotsong 150,648 156,931 116,485 150,135 358,141 235,687 234,471 276,421
Tau Lekoa 112,042 109,485 87,829 107,016 143,944 141,342 149,979 140,507
Surface Operations 77,719 72,369 55,607 68,745 83,260 79,119 60,852 75,241
West Wits
Mponeng
66,025 57,704 57,887 59,596 85,608 78,646 84,563 78,622
Savuka 91,613 92,349 79,339 91,089 95,552 117,212 76,223 107,676
TauTona 77,572 72,802 65,013 71,523 120,443 102,743 93,108 104,676
ARGENTINA
67,924
67,033
80,559
59,533
93,954
105,906
129,468
89,617
Cerro Vanguardia - Attributable 92.50% 67,404 66,360 79,547 58,807 93,307 105,073 128,229 88,746
AUSTRALIA
77,570
64,819
68,984
70,743
95,297
85,166
89,091
89,709
Sunrise Dam 75,697 63,541 68,640 68,951 90,855 83,003 86,512 86,866
BRAZIL
59,734
56,533
51,246
58,584
83,294
90,051
74,790
82,418
AngloGold Ashanti Brasil Mineração 54,489 50,088 45,050 52,472 79,432 86,085 68,934 77,442
Serra Grande - Attributable 50% 63,381 61,086 48,667 59,428 80,962 85,103 71,232 79,317
GHANA
100,758
103,333
98,675
97,635
187,314
138,595
141,474
142,810
Bibiani - - 121,324 - - - (70,202) -
Iduapriem 90,069 81,680 85,886 84,058 142,865 100,731 104,967 111,340
Obuasi 106,434 116,705 102,684 103,931 210,918 161,978 166,564 157,404
GUINEA
95,414
117,785
89,572
104,741
137,446
144,592
136,464
135,063
Siguiri - Attributable 85% 95,414 117,785 89,572 104,741 137,446 144,592 136,464 135,063
MALI
86,769
78,738
63,526
78,946
103,609
90,504
70,492
92,579
Morila - Attributable 40% 76,254 69,420 74,482 79,071 90,194 85,814 84,940 95,080
Sadiola - Attributable 38% 91,160 91,138 65,107 93,454 109,626 98,965 77,704 104,270
Yatela - Attributable 40% 119,091 87,055 51,776 72,570 139,672 95,212 45,489 85,794
NAMIBIA
114,627
97,908
70,764
94,430
120,359
114,364
96,078
108,140
Navachab 114,627 97,908 70,764 94,430 120,359 114,364 96,078 108,140
TANZANIA
156,518
91,263
138,524
101,930
207,723
117,895
143,291
135,538
Geita 156,518 91,263 138,524 101,930 207,723 117,895 143,291 135,538
USA
63,481
72,627
64,863
63,403
86,701
97,560
89,868
86,639
Cripple Creek & Victor J.V. 60,401 70,059 60,891 60,589 83,611 94,979 85,892 83,815
ANGLOGOLD ASHANTI
87,744
81,186
72,422
80,490
122,344
107,239
98,145
107,415
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2007
2007
2006
2007
2007
2007
2006
2007
SOUTH AFRICA
1,023
1,261
1,382
4,628
502
802
872
2,845
Vaal River
Great Noligwa
107
193
356
762
32
105
256
434
Kopanang
246
262
255
937
180
201
201
699
Moab Khotsong
(40)
(7)
-
(52)
(151)
(48)
(43)
(274)
Tau Lekoa
44
42
59
177
6
-
(25)
10
Surface Operations
66
66
80
287
61
60
74
262
West Wits
Mponeng
351
421
354
1,502
263
323
224
1,159
Savuka
32
31
43
117
29
15
38
79
TauTona
218
253
236
897
83
145
147
476
ARGENTINA
98
118
63
513
58
77
(12)
338
Cerro Vanguardia - Attributable 92.50%
92
110
60
479
55
73
(10)
318
Minorities and exploration
6
8
3
34
3
4
(2)
20
AUSTRALIA
319
378
391
1,308
228
288
308
960
Sunrise Dam
319
378
391
1,308
228
288
308
960
BRAZIL
372
323
399
1,308
277
232
329
987
AngloGold Ashanti Brasil Mineração
252
218
265
835
178
152
231
617
Serra Grande - Attributable 50%
59
55
80
244
48
42
62
192
Minorities and exploration
61
50
54
229
51
38
36
178
GHANA
(56)
153
28
485
(150)
26
(108)
25
Bibiani
-
-
33
-
-
-
32
-
Iduapriem
30
98
37
249
11
67
9
161
Obuasi
(86)
42
(55)
201
(160)
(52)
(159)
(165)
Minorities and exploration
-
13
13
35
(1)
11
10
29
GUINEA
117
59
79
352
44
1
(19)
101
Siguiri - Attributable 85%
92
46
60
280
28
(4)
(25)
60
Minorities and exploration
25
13
19
72
16
5
6
41
MALI
206
192
364
809
165
150
287
646
Morila - Attributable 40%
137
94
122
355
111
67
95
263
Sadiola - Attributable 38%
54
49
116
202
44
41
90
170
Yatela - Attributable 40%
15
49
127
252
10
42
103
213
NAMIBIA
30
26
43
131
19
16
32
90
Navachab
30
26
43
131
19
16
32
90
TANZANIA
(53)
185
78
358
(110)
94
(2)
52
Geita
(53)
185
78
358
(110)
94
(2)
52
USA
247
168
226
742
190
109
167
518
Cripple Creek & Victor J.V.
247
168
226
742
190
109
167
518
OTHER
113
(16)
105
116
86
(34)
105
28
ANGLOGOLD ASHANTI
2,416
2,847
3,158
10,750
1,309
1,761
1,959
6,590
Rounding of figures may result in computational discrepancies.
SA Rand
Cash gross profit (loss) - Rm
1
Gross profit (loss) adjusted for the loss on unrealised non
-hedge derivatives and other commodity contracts - Rm
1
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2007
2007
2006
2007
2007
2007
2006
2007
Imperial
SOUTH AFRICA
563
618
644
2,328
Vaal River
Great Noligwa
0.202
0.211
0.232
0.220
116
118
149
483
Kopanang
0.225
0.236
0.216
0.211
104
117
118
418
Moab Khotsong
0.266
0.219
0.185
0.232
23
17
13
67
Tau Lekoa
0.116
0.108
0.127
0.106
40
43
45
165
Surface Operations
0.013
0.014
0.016
0.014
30
30
34
125
West Wits
Mponeng
0.270
0.278
0.283
0.277
136
155
148
587
Savuka
0.196
0.184
0.213
0.195
17
20
21
73
TauTona
1
0.273
0.290
0.334
0.282
97
117
116
409
ARGENTINA
51
50
43
204
Cerro Vanguardia - Attributable 92.50%
0.201
0.198
0.161
0.201
51
50
43
204
AUSTRALIA
150
153
153
600
Sunrise Dam
2
0.141
0.150
0.123
0.142
150
153
153
600
BRAZIL
112
109
93
408
AngloGold Ashanti Brasil Mineração
1
0.229
0.220
0.232
0.218
91
87
69
317
Serra Grande
1
- Attributable 50%
0.194
0.224
0.224
0.210
21
23
24
91
GHANA
129
136
142
527
Bibiani
-
-
0.013
-
-
-
5
-
Iduapriem
0.055
0.054
0.049
0.054
45
52
39
167
Obuasi
1
0.126
0.129
0.134
0.129
84
84
98
360
GUINEA
83
61
77
280
Siguiri
2
- Attributable 85%
0.034
0.027
0.032
0.031
83
61
77
280
MALI
114
117
132
441
Morila - Attributable 40%
0.114
0.115
0.101
0.098
52
52
48
180
Sadiola - Attributable 38%
0.087
0.085
0.100
0.081
40
35
50
140
Yatela
3
- Attributable 40%
0.076
0.078
0.113
0.101
22
30
34
120
NAMIBIA
20
21
20
80
Navachab
0.047
0.048
0.048
0.046
20
21
20
80
TANZANIA
58
109
80
327
Geita
0.043
0.074
0.050
0.059
58
109
80
327
USA
89
60
86
282
Cripple Creek & Victor J.V.
3
0.016
0.015
0.014
0.016
89
60
86
282
ANGLOGOLD ASHANTI
1,368
1,434
1,469
5,477
Undergound Operations
0.203
0.207
0.218
0.204
723
774
791
2,948
Surface and Dump Reclamation
0.013
0.014
0.015
0.014
43
46
50
197
Open-pit Operations
0.068
0.073
0.062
0.068
484
516
497
1,904
Heap leach Operations
4
0.021
0.019
0.021
0.021
118
98
131
428
1,368
1,434
1,469
5,477
3
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
Yield - oz/t
Gold produced - oz (000)
1 The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi
represents underground operations.
2
The yield of Sunrise Dam and Siguiri represents open-pit operations.
4
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2007
2007
2006
2007
2007
2007
2006
2007
Imperial
SOUTH AFRICA
6.95
7.62
8.43
7.31
560
644
653
2,341
Vaal River
Great Noligwa
5.70 5.79 7.53 5.95 116 123 149 487
Kopanang 6.92 7.69 7.74 6.93 104 121 118 421
Moab Khotsong 4.66 3.95 4.68 4.22 23 17 13 67
Tau Lekoa 4.72 5.03 5.36 4.93 40 45 45 166
Surface Operations 44.98 45.67 50.20 47.05 30 31 34 126
West Wits
Mponeng
8.58 9.88 10.62 9.56 134 163 153 589
Savuka 5.33 6.03 6.68 5.65 17 21 21 74
TauTona 7.80 9.11 9.31 8.11 96 123 120 411
ARGENTINA
25.71
25.12
23.24
25.57
35
51
43
187
Cerro Vanguardia - Attributable 92.50% 25.71 25.12 23.24 25.57 35 51 43 187
AUSTRALIA
128.41
127.58
78.54
127.85
154
162
158
597
Sunrise Dam 140.15 140.06 140.00 140.05 154 162 158 597
BRAZIL
21.57
21.08
20.11
20.20
108
108
89
407
AngloGold Ashanti Brasil Mineração 21.23 20.10 18.25 18.88 87 85 67 311
Serra Grande - Attributable 50% 23.21 25.95 28.50 26.67 21 23 22 96
GHANA
7.19
7.77
7.35
7.44
124
145
139
526
Bibiani - - 12.54 - - - 4 -
Iduapriem 16.87 22.04 18.27 17.85 44 51 36 164
Obuasi 5.51 5.55 5.83 5.86 80 95 99 362
GUINEA
20.13
14.49
19.89
17.01
86
61
77
282
Siguiri - Attributable 85% 20.13 14.49 19.89 17.01 86 61 77 282
MALI
28.71
31.02
41.35
29.17
116
107
128
443
Morila - Attributable 40% 33.47 34.87 36.39 29.71 56 46 50 178
Sadiola - Attributable 38% 25.98 24.54 43.40 24.15 37 32 44 142
Yatela - Attributable 40% 25.10 35.07 47.25 37.14 23 29 34 122
NAMIBIA
13.34
14.34
21.04
16.35
21
20
17
83
Navachab 13.34 14.34 21.04 16.35 21 20 17 83
TANZANIA
8.66
17.84
12.38
12.98
66
109
84
328
Geita 8.66 17.84 12.38 12.98 66 109 84 328
USA
87.48
57.74
88.10
69.45
89
65
87
279
Cripple Creek & Victor J.V. 87.48 57.74 88.10 69.45 89 65 87 279
ANGLOGOLD ASHANTI
10.99
11.62
11.97
11.23
1,359
1,471
1,475
5,474
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2007
2007
2006
2007
2007
2007
2006
2007
US Dollar / Imperial
SOUTH AFRICA
405
340
268
343
554
448
379
458
Vaal River
Great Noligwa
543 397 232 403 651 509 326 507
Kopanang 329 305 262 307 433 383 325 393
Moab Khotsong 693 691 498 668 1,640 1,037 1,006 1,234
Tau Lekoa 516 482 373 474 663 622 640 622
Surface Operations 357 318 237 305 383 348 259 333
West Wits
Mponeng
304 254 247 264 394 346 361 348
Savuka 422 406 339 403 441 516 324 476
TauTona 357 320 277 317 554 452 397 464
ARGENTINA
312
294
344
264
432
465
554
397
Cerro Vanguardia - Attributable 92.50% 310 291 340 261 429 462 549 394
AUSTRALIA
357
285
295
313
438
374
380
397
Sunrise Dam 348 279 293 306 418 365 369 385
BRAZIL
275
248
218
260
383
396
318
365
AngloGold Ashanti Brasil Mineração 251 220 192 233 366 378 293 344
Serra Grande - Attributable 50% 292 268 207 263 372 374 304 351
GHANA
463
454
420
432
859
609
604
634
Bibiani - - 508 - - - (315) -
Iduapriem 414 359 366 373 655 443 446 495
Obuasi 489 513 437 459 967 712 713 698
GUINEA
439
518
383
464
632
636
584
599
Siguiri - Attributable 85% 439 518 383 464 632 636 584 599
MALI
399
346
271
350
476
398
300
410
Morila - Attributable 40% 351 305 317 350 415 377 361 421
Sadiola - Attributable 38% 419 400 277 414 504 435 331 462
Yatela - Attributable 40% 547 383 222 322 642 419 195 381
NAMIBIA
527
431
303
419
554
503
412
479
Navachab 527 431 303 419 554 503 412 479
TANZANIA
722
401
586
452
956
518
605
601
Geita 722 401 586 452 956 518 605 601
USA
291
320
276
282
398
430
383
385
Cripple Creek & Victor J.V. 277 308 259 269 384 418 366 372
ANGLOGOLD ASHANTI
404
357
309
357
563
471
419
476
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2007
2007
2006
2007
2007
2007
2006
2007
SOUTH AFRICA
151
178
188
657
74
113
118
403
Vaal River
Great Noligwa
16
27
49
108
5
15
35
61
Kopanang
36
37
35
133
27
28
27
99
Moab Khotsong
(6)
(1)
-
(8)
(22)
(7)
(6)
(40)
Tau Lekoa
7
6
8
25
1
-
(3)
1
Surface Operations
10
9
11
41
9
8
10
37
West Wits
Mponeng
52
59
48
214
39
46
30
165
Savuka
5
4
6
17
4
2
5
11
TauTona 32
36
32
128
12
21
20
67
ARGENTINA
15
17
9
73
9
11
(2)
48
Cerro Vanguardia - Attributable 92.50%
14
16
8
68
8
10
(1)
45
Minorities and exploration
1
1
1
5
1
1
(1)
3
AUSTRALIA
47
53
54
186
34
41
43
137
Sunrise Dam
47
53
54
186
34
41
43
137
BRAZIL
55
46
55
186
41
33
45
141
AngloGold Ashanti Brasil Mineração
37
31
36
119
26
21
32
88
Serra Grande - Attributable 50%
9
8
11
35
7
6
8
27
Minorities and exploration
9
7
8
32
8
6
5
26
GHANA
(8)
22
4
68
(22)
4
(15)
3
Bibiani
-
-
5
-
-
-
4
-
Iduapriem
5
14
5
35
2
9
1
23
Obuasi
(12)
6
(8)
28
(23)
(7)
(22)
(24)
Minorities and exploration
(1)
2
2
5
(1)
2
2
4
GUINEA
17
8
11
50
7
-
(2)
14
Siguiri - Attributable 85%
14
7
8
40
4
(1)
(3)
9
Minorities and exploration
3
1
3
10
3
1
1
5
MALI
30
27
50
115
24
21
39
92
Morila - Attributable 40%
20
13
17
51
16
9
13
38
Sadiola - Attributable 38%
8
7
16
29
7
6
12
24
Yatela - Attributable 40%
2
7
17
35
1
6
14
30
NAMIBIA
4
4
6
19
3
2
4
13
Navachab
4
4
6
19
3
2
4
13
TANZANIA
(8)
26
11
50
(16)
13
-
6
Geita
(8)
26
11
50
(16)
13
-
6
USA
36
24
31
106
28
15
23
74
Cripple Creek & Victor J.V.
36
24
31
106
28
15
23
74
OTHER
19
(3)
15
17
13
(4)
16
4
ANGLOGOLD ASHANTI
358
402
434
1,527
195
249
269
935
Rounding of figures may result in computational discrepancies.
US Dollar
Cash gross profit (loss) - $m
1
Gross profit (loss) adjusted for the loss on unrealised
 non-hedge derivatives and other commodity contracts - $m
1
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
91 96 99 359 982 1,029 1,062 3,861
Milled - 000 tonnes / - 000 tons 521 509 584 1,995 574 561 644 2,199
Yield - g/t / - oz/t 6.94 7.23 7.95 7.54 0.202 0.211 0.232 0.220
Gold produced - kg / - oz (000) 3,613 3,684 4,640 15,036 116 118 149 483
Gold sold - kg / oz (000) 3,616 3,828 4,642 15,146 116 123 149 487
Price received - R/kg / - $/oz - sold 150,200 142,200 131,409 142,595 691 625 559 631
Total cash costs - R / - $ - ton milled 818 653 432 685 110 84 54 89
- R/kg / - $/oz - produced 117,918 90,339 54,393 90,817 543 397 232 403
Total production costs - R/kg / - $/oz - produced 141,474 115,763 76,424 114,220 651 509 326 507
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 238 236 280 232 7.64 7.58 9.01 7.45
Actual - g / - oz 177 180 234 185 5.70 5.79 7.53 5.95
Target
- m
2
/ - ft
2
5.25 5.21 5.70 5.09 56.47 56.04 61.35 54.74
Actual
- m
2
/ - ft
2
4.48 4.68 4.98 4.41 48.19 50.34 53.61 47.52
FINANCIAL RESULTS (MILLION)
Gold income
467 530 546 2,034 69 75 74 289
Cost of sales 512 440 354 1,726 76 62 49 246
Cash operating costs 424 331 251 1,359 63 47 34 194
Other cash costs 2 1 2 6 - - - 1
Total cash costs 426 333 252 1,366 63 47 35 195
Retrenchment costs 3 3 4 12 1 - 1 2
Rehabilitation and other non-cash costs 6 2 (2) 12 1 - - 2
Production costs 436 338 254 1,389 64 48 35 198
Amortisation of tangible assets 75 89 100 328 11 13 14 47
Inventory change - 13 - 8 - 2 - 1
(45) 90 192 309 (7) 13 26 43
Realised non-hedge derivatives 76 15 64 125 11 2 9 18
32 105 256 434 5 15 35 61
Capital expenditure 94 56 136 261 14 8 19 37
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
114 114 129 456 1,224 1,224 1,391 4,912
Milled - 000 tonnes / - 000 tons 419 449 494 1,797 462 495 545 1,981
Yield - g/t / - oz/t 7.70 8.11 7.40 7.24 0.225 0.236 0.216 0.211
Gold produced - kg / - oz (000) 3,229 3,639 3,657 13,013 104 117 118 418
Gold sold - kg / oz (000) 3,230 3,756 3,655 13,099 104 121 118 421
Price received - R/kg / - $/oz - sold 149,746 140,599 131,218 141,917 689 617 558 629
Total cash costs - R / - $ - ton milled 550 562 455 501 74 72 57 65
- R/kg / - $/oz - produced 71,498 69,335 61,570 69,201 329 305 262 307
Total production costs - R/kg / - $/oz - produced 94,086 87,041 76,264 88,679 433 383 325 393
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 238 239 240 239 7.65 7.69 7.71 7.68
Actual - g / - oz 215 239 241 215 6.92 7.69 7.74 6.93
Target
- m
2
/ - ft
2
7.70 7.63 7.75 7.68 82.83 82.08 83.40 82.62
Actual
- m
2
/ - ft
2
7.58 7.47 8.50 7.55 81.64 80.44 91.53 81.31
FINANCIAL RESULTS (MILLION)
Gold income
416 523 430 1,759 62 74 59 250
Cost of sales 304 327 279 1,160 45 46 38 165
Cash operating costs 229 251 224 895 34 35 31 127
Other cash costs 2 1 1 5 - - - 1
Total cash costs 231 252 225 901 34 36 31 128
Retrenchment costs 2 2 2 7 - - - 1
Rehabilitation and other non-cash costs 4 1 (3) 9 1 - - 1
Production costs 238 256 224 916 35 36 31 130
Amortisation of tangible assets 66 61 55 238 10 9 8 34
Inventory change - 10 - 6 - 1 - 1
113 196 151 599 17 28 20 85
Realised non-hedge derivatives 67 6 50 100 10 1 7 15
180 201 201 699 27 28 27 99
Capital expenditure 111 86 101 362 16 12 14 52
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
11 11 9 36 119 116 95 383
Milled - 000 tonnes / - 000 tons 80 70 65 262 88 77 71 289
Yield - g/t / - oz/t 9.12 7.50 6.36 7.94 0.266 0.219 0.185 0.232
Gold produced - kg / - oz (000) 726 523 411 2,081 23 17 13 67
Gold sold - kg / - oz (000) 726 536 411 2,089 23 17 13 67
Price received - R/kg / - $/oz - sold 150,043 144,267 131,193 144,503 690 633 558 643
Total cash costs - R / - $ - ton milled 1,373 1,177 740 1,193 184 151 92 155
- R/kg / - $/oz - produced 150,648 156,931 116,485 150,135 693 691 498 668
Total production costs - R/kg / - $/oz - produced 358,141 235,687 234,471 276,421 1,640 1,037 1,006 1,234
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 190 182 162 157 6.10 5.86 5.21 5.04
Actual - g / - oz 145 123 146 131 4.66 3.95 4.68 4.22
Target
- m
2
/ - ft
2
3.59 3.39 3.20 3.15 38.64 36.44 34.44 33.93
Actual
- m
2
/ - ft
2
2.21 2.53 3.13 2.24 23.83 27.24 33.71 24.15
FINANCIAL RESULTS (MILLION)
Gold income
94 74 48 278 14 10 7 40
Cost of sales 260 125 96 576 38 18 13 83
Cash operating costs 109 82 47 311 16 12 7 44
Other cash costs 1 - - 2 - - - -
Total cash costs 109 82 48 312 16 12 7 45
Retrenchment costs - - - 1 - - - -
Rehabilitation and other non-cash costs 39 - 6 39 6 - 1 6
Production costs 148 83 54 353 22 12 7 51
Amortisation of tangible assets 112 41 42 223 16 6 6 32
Inventory change - 2 - 1 - - - -
(166) (51) (48) (298) (24) (7) (7) (43)
Realised non-hedge derivatives 15 4 6 24 2 1 1 3
(151) (48) (43) (274) (22) (7) (6) (40)
Capital expenditure 195 179 169 628 29 25 23 89
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
62 71 66 272 669 765 706 2,929
Milled - 000 tonnes / - 000 tons 314 361 319 1,417 347 398 352 1,562
Yield - g/t / - oz/t 3.97 3.71 4.34 3.62 0.116 0.108 0.127 0.106
Gold produced - kg / - oz (000) 1,247 1,342 1,387 5,137 40 43 45 165
Gold sold - kg / oz (000) 1,248 1,389 1,390 5,168 40 45 45 166
Price received - R/kg / - $/oz - sold 149,084 141,524 132,090 142,391 686 622 561 630
Total cash costs - R / - $ - ton milled 444 407 382 388 60 52 47 50
- R/kg / - $/oz - produced 112,042 109,485 87,829 107,016 516 482 373 474
Total production costs - R/kg / - $/oz - produced 143,944 141,342 149,979 140,507 663 622 640 622
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 168 163 117 164 5.42 5.24 3.76 5.26
Actual - g / - oz 147 156 167 153 4.72 5.03 5.36 4.93
Target
- m
2
/ - ft
2
8.69 8.67 5.44 8.69 93.59 93.35 58.60 93.53
Actual
- m
2
/ - ft
2
7.32 8.28 7.88 8.12 78.83 89.13 84.84 87.38
FINANCIAL RESULTS (MILLION)
Gold income
161 193 164 693 24 27 22 98
Cost of sales 180 196 208 725 27 28 29 103
Cash operating costs 139 146 121 547 21 21 17 78
Other cash costs 1 1 1 3 - - - -
Total cash costs 140 147 122 550 21 21 17 78
Retrenchment costs 1 - 1 3 - - - -
Rehabilitation and other non-cash costs 1 - 2 1 - - - -
Production costs 142 148 125 555 21 21 17 79
Amortisation of tangible assets 38 42 83 167 6 6 11 24
Inventory change - 7 - 4 - 1 - 1
(19) (4) (44) (32) (3) (1) (6) (5)
Realised non-hedge derivatives 25 4 20 43 4 1 3 6
6 - (25) 10 1 - (3) 1
Capital expenditure 45 25 24 113 7 4 3 16
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 2,005 1,975 1,895 7,994 2,210 2,177 2,089 8,811
Yield - g/t / - oz/t 0.46 0.47 0.57 0.49 0.013 0.014 0.016 0.014
Gold produced - kg / - oz (000) 920 931 1,072 3,903 30 30 34 125
Gold sold - kg / - oz (000) 920 964 1,066 3,930 30 31 34 126
Price received - R/kg / - $/oz - sold 149,188 140,890 130,842 141,701 686 619 557 627
Total cash costs - R / - $ - ton milled 36 34 31 34 5 4 4 4
- R/kg / - $/oz - produced 77,719 72,369 55,607 68,745 357 318 237 305
Total production costs - R/kg / - $/oz - produced 83,260 79,119 60,852 75,241 383 348 259 333
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,282 1,243 1,166 1,283 41.23 39.96 37.48 41.27
Actual - g / - oz 1,399 1,421 1,561 1,463 44.98 45.67 50.20 47.05
FINANCIAL RESULTS (MILLION)
Gold income
119 134 125 523 18 19 17 74
Cost of sales 77 76 65 295 11 11 9 42
Cash operating costs 71 67 60 268 11 10 8 38
Other cash costs - - - - - - - -
Total cash costs 71 67 60 268 11 10 8 38
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 71 67 60 268 11 10 8 38
Amortisation of tangible assets 5 6 6 25 1 1 1 4
Inventory change - 3 - 2 - - - -
42 58 59 228 6 8 8 32
Realised non-hedge derivatives 19 2 15 34 3 - 2 5
61 60 74 262 9 8 10 37
Capital expenditure (1) 3 7 5 - - 1 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
76 98 93 354 816 1,054 1,003 3,810
Milled - 000 tonnes / - 000 tons 456 507 474 1,922 503 559 523 2,118
Yield - g/t / - oz/t 9.26 9.51 9.69 9.50 0.270 0.278 0.283 0.277
Gold produced - kg / - oz (000) 4,223 4,824 4,595 18,260 136 155 148 587
Gold sold - kg / - oz (000) 4,181 5,060 4,746 18,327 134 163 153 589
Price received - R/kg / - $/oz - sold 148,341 142,393 131,041 141,855 682 626 556 628
Total cash costs - R / - $ - ton milled 611 549 561 566 82 70 70 73
- R/kg / - $/oz - produced 66,025 57,704 57,887 59,596 304 254 247 264
Total production costs - R/kg / - $/oz - produced 85,608 78,646 84,563 78,622 394 346 361 348
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 295 277 299 277 9.49 8.90 9.61 8.89
Actual - g / - oz 267 307 330 297 8.58 9.88 10.62 9.56
Target
- m
2
/ - ft
2
5.81 5.77 6.36 5.64 62.53 62.07 68.41 60.73
Actual
- m
2
/ - ft
2
4.79 6.24 6.70 5.76 51.58 67.17 72.10 62.04
FINANCIAL RESULTS (MILLION)
Gold income
564 714 558 2,497 83 101 76 355
Cost of sales 357 397 398 1,440 53 56 54 205
Cash operating costs 277 277 264 1,082 41 39 36 154
Other cash costs 2 2 2 6 - - - 1
Total cash costs 279 278 266 1,088 41 39 36 155
Retrenchment costs 1 2 1 6 - - - 1
Rehabilitation costs (6) 2 (8) (2) (1) - (1) -
Production costs 274 282 259 1,093 41 40 35 156
Amortisation of tangible assets 88 97 129 343 13 14 18 49
Inventory change (4) 18 9 5 (1) 3 1 1
207 317 161 1,056 31 45 21 150
Realised non-hedge derivatives 56 6 63 103 8 1 9 15
263 323 224 1,159 39 46 30 165
Capital expenditure 234 163 111 604 34 23 16 86
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
17 21 19 70 179 227 206 759
Milled - 000 tonnes / - 000 tons 80 99 89 341 89 109 99 376
Yield - g/t / - oz/t 6.73 6.29 7.31 6.69 0.196 0.184 0.213 0.195
Gold produced - kg / - oz (000) 540 620 654 2,284 17 20 21 73
Gold sold - kg / - oz (000) 534 650 667 2,293 17 21 21 74
Price received - R/kg / - $/oz - sold 149,550 140,823 133,464 141,984 688 619 568 628
Total cash costs - R / - $ - ton milled 616 581 580 609 83 75 72 79
- R/kg / - $/oz - produced 91,613 92,349 79,339 91,089 422 406 339 403
Total production costs - R/kg / - $/oz - produced 95,552 117,212 76,223 107,676 441 516 324 476
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 127 129 - 155 4.09 4.15 - 4.98
Actual - g / - oz 166 188 208 176 5.33 6.03 6.68 5.65
Target
- m
2
/ - ft
2
5.89 5.90 - 5.82 63.43 63.55 - 62.64
Actual
- m
2
/ - ft
2
5.09 6.38 6.10 5.42 54.84 68.65 65.62 58.39
FINANCIAL RESULTS (MILLION)
Gold income
72 92 79 313 11 13 11 45
Cost of sales 51 76 51 246 8 11 7 35
Cash operating costs 49 57 52 207 7 8 7 29
Other cash costs - - - 1 - - - -
Total cash costs 49 57 52 208 7 8 7 30
Retrenchment costs - - - 1 - - - -
Rehabilitation and other non-cash costs (1) - (7) - - - (1) -
Production costs 49 57 45 208 7 8 6 30
Amortisation of tangible assets 3 15 4 38 - 2 1 5
Inventory change (1) 4 1 1 - - - -
21 16 28 67 3 2 4 9
Realised non-hedge derivatives 8 (1) 10 12 1 - 1 2
29 15 38 79 4 2 5 11
Capital expenditure 24 17 5 63 4 2 1 9
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
41 61 57 205 438 657 618 2,208
Milled - 000 tonnes / - 000 tons 315 363 308 1,290 347 400 339 1,422
Yield - g/t / - oz/t 9.37 9.93 11.46 9.67 0.273 0.290 0.334 0.282
Gold produced - kg / - oz (000) 2,946 3,604 3,526 12,473 95 116 113 401
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 148 120 172 555 163 132 189 612
Yield - g/t / - oz/t 0.40 0.41 0.45 0.43 0.012 0.012 0.013 0.013
Gold produced - kg / - oz (000) 59 50 78 241 2 2 2 8
TOTAL
Yield
1
- g/t / - oz/t 9.37 9.93 11.46 9.67 0.273 0.290 0.334 0.282
Gold produced - kg / - oz (000) 3,005 3,654 3,604 12,714 97 117 116 409
Gold sold - kg / - oz (000) 2,976 3,836 3,729 12,771 96 123 120 411
Price received - R/kg / - $/oz - sold 148,121 140,794 131,779 141,775 682 619 559 627
Total cash costs - R / - $ - ton milled 504 551 489 493 68 71 61 64
- R/kg / - $/oz - produced 77,572 72,802 65,013 71,523 357 320 277 317
Total production costs - R/kg / - $/oz - produced 120,443 102,743 93,108 104,676 554 452 397 464
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 316 320 356 328 10.17 10.28 11.45 10.54
Actual - g / - oz 243 283 290 252 7.80 9.11 9.31 8.11
Target
- m
2
/ - ft
2
5.36 5.44 5.71 5.45 57.65 58.55 61.43 58.64
Actual
- m
2
/ - ft
2
3.28 4.73 4.61 4.07 35.35 50.91 49.64 43.81
FINANCIAL RESULTS (MILLION)
Gold income
399 545 440 1,746 59 77 60 248
Cost of sales 358 395 345 1,335 53 56 47 190
Cash operating costs 231 265 233 904 34 37 32 129
Other cash costs 2 1 1 5 - - - 1
Total cash costs 233 266 234 909 35 38 32 130
Retrenchment costs 1 1 1 5 - - - 1
Rehabilitation and other non-cash costs (7) 1 11 (4) (1) - 2 (1)
Production costs 227 268 246 910 34 38 34 130
Amortisation of tangible assets 135 107 89 421 20 15 12 60
Inventory change (4) 19 9 4 (1) 3 1 1
41 150 95 411 6 21 13 58
Realised non-hedge derivatives 42 (5) 52 65 6 (1) 7 9
83 145 147 476 12 21 20 67
Capital expenditure 178 114 142 500 26 16 20 71
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Argentina
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 6,222 5,893 6,341 22,723 6,859 6,496 6,990 25,048
Treated - 000 tonnes / - 000 tons 232 231 244 922 256 255 269 1,016
Stripping ratio - t (mined total-mined ore) / t mined ore 25.14 24.81 26.88 23.08 25.14 24.81 26.88 23.08
Yield - g/t / - oz/t 6.88 6.79 5.51 6.88 0.201 0.198 0.161 0.201
Gold in ore - kg / - oz (000) 1,675 1,672 1,423 6,677 54 54 46 215
Gold produced - kg / - oz (000) 1,597 1,569 1,346 6,338 51 50 43 204
Gold sold - kg / - oz (000) 1,092 1,597 1,325 5,827 35 51 43 187
Price received - R/kg / - $/oz - sold 142,712 142,452 105,682 140,720 660 626 450 621
Total cash costs - R/kg / - $/oz - produced 67,404 66,360 79,547 58,807 310 291 340 261
Total production costs - R/kg / - $/oz - produced 93,307 105,073 128,229 88,746 429 462 549 394
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 810 781 918 785 26.03 25.10 29.51 25.24
Actual - g / - oz 800 781 723 795 25.71 25.12 23.24 25.57
FINANCIAL RESULTS (MILLION)
Gold income
184 252 162 914 27 36 22 130
Cost of sales 105 160 159 524 16 23 22 75
Cash operating costs 91 83 91 293 13 12 12 42
Other cash costs 17 21 16 79 2 3 2 11
Total cash costs 108 104 107 373 16 15 15 53
Rehabilitation and other non-cash costs 5 23 (4) 29 1 3 (1) 4
Production costs 112 127 103 402 17 18 14 57
Amortisation of tangible assets 37 38 69 161 5 5 10 23
Inventory change (44) (5) (14) (38) (6) (1) (2) (6)
78 92 3 390 12 13 - 55
Realised non-hedge derivatives (23) (19) (13) (72) (3) (3) (2) (10)
55 73 (10) 318 8 10 (1) 45
Capital expenditure 45 34 42 130 7 5 6 18
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 104 99 98 381 114 110 108 420
Treated - 000 tonnes / - 000 tons 116 126 72 431 128 139 79 475
Yield - g/t / - oz/t 4.92 4.46 7.74 5.74 0.143 0.130 0.226 0.167
Gold produced - kg / - oz (000) 572 563 557 2,472 18 18 18 79
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,242 1,501 2,018 6,825 2,933 1,963 2,639 8,927
Treated - 000 tonnes / - 000 tons 847 816 997 3,332 934 900 1,099 3,673
Stripping ratio - t (mined total-mined ore) / t mined ore 4.05 1.11 3.36 2.07 4.05 1.11 3.36 2.07
Yield - g/t / - oz/t 4.84 5.15 4.20 4.86 0.141 0.150 0.123 0.142
Gold produced - kg / - oz (000) 4,101 4,203 4,189 16,203 132 135 135 521
TOTAL
Yield
1
- g/t / - oz/t 4.84 5.15 4.20 4.86 0.141 0.150 0.123 0.142
Gold produced - kg / - oz (000) 4,673 4,766 4,746 18,675 150 153 153 600
Gold sold - kg / - oz (000) 4,796 5,036 4,899 18,581 154 162 158 597
Price received - R/kg / - $/oz - sold 150,439 140,681 144,920 142,785 693 619 625 633
Total cash costs - R/kg / - $/oz - produced 75,697 63,541 68,640 68,951 348 279 293 306
Total production costs - R/kg / - $/oz - produced 90,855 83,003 86,512 86,866 418 365 369 385
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 4,715 4,753 3,786 4,671 151.58 152.80 121.72 150.17
Actual - g / - oz 4,359 4,356 4,354 4,356 140.15 140.06 140.00 140.05
FINANCIAL RESULTS (MILLION)
Gold income
684 715 620 2,441 101 101 86 348
Cost of sales 494 421 402 1,693 73 60 55 241
Cash operating costs 333 283 308 1,214 49 40 42 173
Other cash costs 21 19 17 73 3 3 2 10
Total cash costs 354 303 326 1,288 52 43 45 183
Rehabilitation and other non-cash costs (20) 2 1 (14) (3) - - (2)
Production costs 334 305 327 1,274 49 43 45 181
Amortisation of tangible assets 91 90 84 348 13 13 11 50
Inventory change 69 25 (8) 71 10 4 (1) 10
191 294 218 748 28 42 30 107
Realised non-hedge derivatives 37 (6) 90 212 6 (1) 13 30
228 288 308 960 34 41 43 137
Capital expenditure 68 53 27 207 10 8 4 30
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 332 331 251 1,192 366 364 276 1,314
Treated - 000 tonnes / - 000 tons 334 325 233 1,210 368 358 257 1,334
Yield - g/t / - oz/t 7.84 7.53 7.97 7.48 0.229 0.220 0.232 0.218
Gold produced - kg / - oz (000) 2,616 2,447 1,855 9,047 84 79 60 291
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,253 1,514 873 5,148 1,382 1,669 963 5,674
Placed 1 - 000 tonnes / - 000 tons 51 66 57 203 56 73 63 223
Stripping ratio - t (mined total-mined ore) / t mined ore 24.11 21.95 14.25 24.44 24.11 21.95 14.25 24.44
Yield
2
- g/t / - oz/t 4.28 3.67 4.73 4.15 0.125 0.107 0.138 0.121
Gold placed
3
- kg / - oz (000) 217 242 270 840 7 8 9 27
Gold produced - kg / - oz (000) 210 250 302 804 7 8 10 26
TOTAL
Yield
4
- g/t / - oz/t 7.84 7.53 7.97 7.48 0.229 0.220 0.232 0.218
Gold produced - kg / - oz (000) 2,826 2,698 2,156 9,851 91 87 69 317
Gold sold - kg / - oz (000) 2,706 2,656 2,095 9,679 87 85 67 311
Price received - R/kg / - $/oz - sold 149,078 141,046 174,394 142,718 686 620 746 633
Total cash costs - R/kg / - $/oz - produced 54,489 50,088 45,050 52,472 251 220 192 233
Total production costs - R/kg / - $/oz - produced 79,432 86,085 68,934 77,442 366 378 293 344
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 719 727 620 607 23.10 23.36 19.94 19.52
Actual - g / - oz 660 625 568 587 21.23 20.10 18.25 18.88
FINANCIAL RESULTS (MILLION)
Gold income
303 339 281 1,165 45 48 38 166
Cost of sales 225 223 134 765 33 32 18 109
Cash operating costs 149 131 94 501 22 18 13 71
Other cash costs 5 4 3 16 1 1 - 2
Total cash costs 154 135 97 517 23 19 13 74
Rehabilitation and other non-cash costs (3) 30 18 28 - 4 2 4
Production costs 151 166 115 545 22 23 16 78
Amortisation of tangible assets 74 67 34 218 11 9 5 31
Inventory change 1 (9) (14) 2 - (1) (2) -
78 116 147 401 12 16 20 57
Realised non-hedge derivatives 100 36 84 216 15 5 12 31
178 152 231 617 26 21 32 88
Capital expenditure 158 210 300 820 24 30 41 117
1
Tonnes / Tons placed onto leach pad.
4
Total yield represents underground operations.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 93 94 99 367 103 104 110 405
Treated - 000 tonnes / - 000 tons 82 86 97 372 90 95 107 410
Yield - g/t / - oz/t 6.65 7.67 7.69 7.21 0.194 0.224 0.224 0.210
Gold produced - kg / - oz (000) 542 660 747 2,682 17 21 24 86
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 139 165 - 304 153 182 - 335
Treated - 000 tonnes / - 000 tons 19 19 - 37 21 20 - 41
Stripping ratio - t (mined total-mined ore) / t mined ore 7.44 7.63 - 7.54 7.44 7.63 - 7.54
Yield - g/t / - oz/t 6.02 2.36 - 4.19 0.176 0.069 - 0.122
Gold in ore - kg / - oz (000) 120 49 - 168 4 2 - 5
Gold produced - kg / - oz (000) 112 44 - 156 4 1 - 5
TOTAL
Yield
1
- g/t / - oz/t 6.65 7.67 7.69 7.21 0.194 0.224 0.224 0.210
Gold produced - kg / - oz (000) 654 704 747 2,838 21 23 24 91
Gold sold - kg / - oz (000) 658 714 681 2,978 21 23 22 96
Price received - R/kg / - $/oz - sold 149,562 141,431 157,880 141,826 688 622 670 626
Total cash costs - R/kg / - $/oz - produced 63,381 61,086 48,667 59,428 292 268 207 263
Total production costs - R/kg / - $/oz - produced 80,962 85,103 71,232 79,317 372 374 304 351
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 685 783 919 807 22.03 25.16 29.56 25.96
Actual - g / - oz 722 807 887 830 23.21 25.95 28.50 26.67
FINANCIAL RESULTS (MILLION)
Gold income
79 94 85 370 12 13 12 53
Cost of sales 50 59 46 230 7 8 6 33
Cash operating costs 38 40 34 157 6 6 5 22
Other cash costs 3 3 2 12 - - - 2
Total cash costs 41 43 36 169 6 6 5 24
Rehabilitation and other non-cash costs 1 4 (1) 5 - 1 - 1
Production costs 42 47 35 174 6 7 5 25
Amortisation of tangible assets 11 13 18 51 2 2 3 7
Inventory change (3) (1) (7) 5 - - (1) 1
28 35 39 140 4 5 5 20
Realised non-hedge derivatives 20 7 22 52 3 1 3 7
48 42 62 192 7 6 8 27
Capital expenditure 22 23 15 84 3 3 2 12
1 Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
IDUAPRIEM
1
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,285 4,745 5,421 20,385 5,825 5,231 5,975 22,471
Treated - 000 tonnes / - 000 tons 729 866 719 2,807 804 954 792 3,094
Stripping ratio - t (mined total-mined ore) / t mined ore 4.72 5.32 5.69 5.95 4.72 5.32 5.69 5.95
Yield - g/t / - oz/t 1.90 1.86 1.70 1.85 0.055 0.054 0.049 0.054
Gold in ore - kg / - oz (000) 1,491 1,589 1,339 5,956 48 51 43 191
Gold produced - kg / - oz (000) 1,387 1,610 1,219 5,192 45 52 39 167
Gold sold - kg / - oz (000) 1,384 1,576 1,112 5,115 44 51 36 164
Price received - R/kg / - $/oz - sold 148,744 142,299 115,606 141,950 684 626 495 631
Total cash costs - R/kg / - $/oz - produced 90,069 81,680 85,886 84,058 414 359 366 373
Total produced costs - R/kg / - $/oz - produced 142,865 100,731 104,967 111,340 655 443 446 495
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 679 651 583 640 21.83 20.93 18.74 20.57
Actual - g / - oz 525 686 568 555 16.87 22.04 18.27 17.85
FINANCIAL RESULTS (MILLION)
Gold income
213 219 106 715 31 31 15 102
Cost of sales 195 157 120 565 29 22 16 81
Cash operating costs 116 122 98 407 17 17 13 58
Other cash costs 8 9 6 30 1 1 1 4
Total cash costs 125 132 105 436 18 19 14 62
Rehabilitation and other non-cash costs 54 - (9) 54 8 - (1) 8
Production costs 179 132 96 490 26 19 13 70
Amortisation of tangible assets 19 31 32 88 3 4 4 13
Inventory change (3) (5) (8) (13) - (1) (1) (2)
18 61 (14) 150 3 9 (2) 21
Realised non-hedge derivatives (7) 6 23 11 (1) 1 3 2
11 67 9 161 2 9 1 23
Capital expenditure 105 21 17 162 15 3 2 23
1
Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 451 514 584 1,901 497 566 643 2,096
Treated - 000 tonnes / - 000 tons 519 489 560 2,075 572 539 618 2,288
Yield - g/t / - oz/t 4.34 4.41 4.61 4.43 0.126 0.129 0.134 0.129
Gold produced - kg / - oz (000) 2,250 2,158 2,583 9,198 72 69 83 296
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 834 881 615 3,880 919 971 677 4,277
Yield - g/t / - oz/t 0.43 0.51 0.44 0.51 0.013 0.015 0.013 0.015
Gold produced - kg / - oz (000) 361 449 270 1,998 12 14 9 64
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - - 402 - - - 443 -
Treated - 000 tonnes / - 000 tons - - 402 - - - 443 -
Stripping ratio - t (mined total-mined ore) / t mined ore - - - - - - - -
Yield - g/t / - oz/t - - 0.47 - - - 0.014 -
Gold in ore - kg / - oz (000) - - 189 - - - 6 -
Gold produced - kg / - oz (000) - - 189 - - - 6 -
TOTAL
Yield
1
- g/t / - oz/t 4.34 4.41 4.61 4.43 0.126 0.129 0.134 0.129
Gold produced - kg / - oz (000) 2,611 2,607 3,041 11,196 84 84 98 360
Gold sold - kg / - oz (000) 2,485 2,941 3,082 11,246 80 95 99 362
Price received - R/kg / - $/oz - sold 150,169 141,230 116,635 141,466 691 620 501 626
Total cash costs - R/kg / - $/oz - produced 106,434 116,705 102,684 103,931 489 513 437 459
Total production costs - R/kg / - $/oz - produced 210,918 161,978 166,564 157,404 967 712 713 698
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 336 345 216 335 10.79 11.09 6.93 10.78
Actual - g / - oz 171 173 181 182 5.51 5.55 5.83 5.86
FINANCIAL RESULTS (MILLION)
Gold income
388 403 299 1,567 57 57 41 223
Cost of sales 534 468 518 1,756 79 66 71 250
Cash operating costs 262 290 295 1,101 39 41 40 156
Other cash costs 16 15 18 63 2 2 2 9
Total cash costs 278 304 312 1,164 41 43 43 165
Retrenchment costs 78 19 104 97 12 3 15 14
Rehabilitation and other non-cash costs 120 5 (22) 136 18 1 (3) 20
Production costs 476 328 394 1,397 70 46 54 199
Amortisation of tangible assets 75 94 112 365 11 13 15 52
Inventory change (17) 45 12 (7) (3) 6 2 (1)
(145) (64) (219) (189) (21) (9) (30) (27)
Realised non-hedge derivatives (15) 12 60 24 (2) 2 8 3
(160) (52) (159) (165) (23) (7) (22) (24)
Capital expenditure 153 130 216 663 23 18 30 94
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Guinea
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,887 4,134 4,765 19,281 6,489 4,557 5,252 21,254
Treated - 000 tonnes / - 000 tons 2,181 2,008 2,182 8,306 2,404 2,213 2,405 9,156
Stripping ratio - t (mined total-mined ore) / t mined ore 1.20 0.66 1.01 0.89 1.20 0.66 1.01 0.89
Yield - g/t / - oz/t 1.18 0.94 1.08 1.05 0.034 0.027 0.032 0.031
Gold produced - kg / - oz (000) 2,567 1,886 2,364 8,715 83 61 76 280
HEAP LEACH OPERATION
Gold produced
- kg / - oz (000) - - 42 - - - 1 -
TOTAL
Yield
1
- g/t / - oz/t 1.18 0.94 1.08 1.05 0.034 0.027 0.032 0.031
Gold produced - kg / - oz (000) 2,567 1,886 2,406 8,715 83 61 77 280
Gold sold - kg / - oz (000) 2,661 1,883 2,402 8,769 86 61 77 282
Price received - R/kg / - $/oz - sold 150,901 140,365 125,385 142,982 694 616 539 634
Total cash costs - R/kg / - $/oz - produced 95,414 117,785 89,572 104,741 439 518 383 464
Total production costs - R/kg / - $/oz - produced 137,446 144,592 136,464 135,063 632 636 584 599
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 313 298 522 297 10.05 9.57 16.78 9.56
Actual - g / - oz 626 451 619 529 20.13 14.49 19.89 17.01
FINANCIAL RESULTS (MILLION)
Gold income
411 256 270 1,238 61 36 37 177
Cost of sales 374 268 326 1,193 55 38 45 170
Cash operating costs 189 186 175 736 28 26 24 105
Other cash costs 56 36 41 176 8 5 6 25
Total cash costs 245 222 216 913 36 31 30 130
Rehabilitation and other non-cash costs 44 - 23 45 6 - 3 7
Production costs 289 222 239 958 43 31 33 137
Amortisation of tangible assets 64 50 89 219 9 7 12 31
Inventory change 21 (4) (2) 16 3 (1) - 2
38 (12) (56) 45 6 (2) (8) 6
Realised non-hedge derivatives (10) 8 31 16 (1) 1 4 2
28 (4) (25) 60 4 (1) (3) 9
Capital expenditure 32 48 23 124 5 7 3 18
1
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
MORILA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,053 1,020 661 3,630 1,377 1,334 864 4,748
Mined - 000 tonnes / - 000 tons 2,680 2,706 1,834 9,544 2,954 2,983 2,022 10,520
Treated - 000 tonnes / - 000 tons 411 412 434 1,665 453 454 479 1,836
Stripping ratio - t (mined total-mined ore) / t mined ore 2.98 3.20 4.03 3.76 2.98 3.20 4.03 3.76
Yield - g/t / - oz/t 3.91 3.94 3.46 3.36 0.114 0.115 0.101 0.098
Gold produced - kg / - oz (000) 1,607 1,624 1,503 5,596 52 52 48 180
Gold sold - kg / - oz (000) 1,729 1,432 1,554 5,551 56 46 50 178
Price received - R/kg / - $/oz - sold 148,220 141,792 145,100 142,160 682 622 616 631
Total cash costs - R/kg / - $/oz - produced 76,254 69,420 74,482 79,071 351 305 317 350
Total production costs - R/kg / - $/oz - produced 90,194 85,814 84,940 95,080 415 377 361 421
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,383 1,449 2,715 1,229 44.45 46.60 87.28 39.51
Actual - g / - oz 1,041 1,084 1,132 924 33.47 34.87 36.39 29.71
FINANCIAL RESULTS (MILLION)
Gold income
256 203 226 789 38 29 31 113
Cost of sales 145 136 131 526 21 19 18 75
Cash operating costs 102 95 96 378 15 13 13 54
Other cash costs 20 18 16 65 3 2 2 9
Total cash costs 123 113 112 443 18 16 15 63
Rehabilitation and other non-cash costs (3) - (11) (2) - - (2) -
Production costs 120 113 101 441 18 16 14 63
Amortisation of tangible assets 25 27 27 92 4 4 4 13
Inventory change - (4) 3 (6) - (1) - (1)
111 67 95 263 16 9 13 38
Realised non-hedge derivatives - - - - - - - -
111 67 95 263 16 9 13 38
Capital expenditure 2 - 4 5 - - 1 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
SADIOLA - Attributable 38%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,487 937 1,343 5,374 1,945 1,226 1,756 7,029
Mined - 000 tonnes / - 000 tons 2,834 1,892 2,772 10,458 3,124 2,086 3,056 11,528
Treated - 000 tonnes / - 000 tons 418 373 449 1,580 460 411 495 1,741
Stripping ratio - t (mined total-mined ore) / t mined ore 3.45 4.38 3.61 3.70 3.45 4.38 3.61 3.70
Yield - g/t / - oz/t 3.00 2.92 3.44 2.76 0.087 0.085 0.100 0.081
Gold produced - kg / - oz (000) 1,252 1,089 1,546 4,366 40 35 50 140
Gold sold - kg / - oz (000) 1,166 991 1,369 4,423 37 32 44 142
Price received - R/kg / - $/oz - sold 149,708 141,708 143,908 141,765 689 622 612 628
Total cash costs - R/kg / - $/oz - produced 91,160 91,138 65,107 93,454 419 400 277 414
Total production costs - R/kg / - $/oz - produced 109,626 98,965 77,704 104,270 504 435 331 462
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,185 1,108 1,839 1,161 38.09 35.63 59.12 37.32
Actual - g / - oz 808 763 1,350 751 25.98 24.54 43.40 24.15
FINANCIAL RESULTS (MILLION)
Gold income
175 140 197 627 26 20 27 89
Cost of sales 130 99 107 458 19 14 15 65
Cash operating costs 99 87 87 357 15 12 12 51
Other cash costs 15 12 14 51 2 2 2 7
Total cash costs 114 99 101 408 17 14 14 58
Rehabilitation and other non-cash costs 14 - (6) 15 2 - (1) 2
Production costs 128 100 94 423 19 14 13 60
Amortisation of tangible assets 9 8 26 32 1 1 4 5
Inventory change (7) (9) (13) 2 (1) (1) (2) -
44 41 90 170 7 6 12 24
Realised non-hedge derivatives - - - - - - - -
44 41 90 170 7 6 12 24
Capital expenditure 22 7 13 40 3 1 2 6
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
YATELA - Attributable 40%
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,374 1,251 1,821 6,019 1,515 1,379 2,007 6,634
Placed
1
- 000 tonnes / - 000 tons 349 259 363 1,232 385 286 400 1,358
Stripping ratio - t (mined total-mined ore) / t mined ore 9.21 7.44 8.66 8.11 9.21 7.44 8.66 8.11
Yield
2
- g/t / - oz/t 2.60 2.66 3.88 3.46 0.076 0.078 0.113 0.101
Gold placed
3 - kg / - oz (000) 905 690 1,408 4,259 29 22 45 137
Gold produced - kg / - oz (000) 677 936 1,061 3,742 22 30 34 120
Gold sold - kg / - oz (000) 701 896 1,048 3,794 23 29 34 122
Price received - R/kg / - $/oz - sold 149,022 140,352 144,129 140,927 685 617 615 621
Total cash costs - R/kg / - $/oz - produced 119,091 87,055 51,776 72,570 547 383 222 322
Total production costs - R/kg / - $/oz - produced 139,672 95,212 45,489 85,794 642 419 195 381
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 776 1,151 1,236 1,082 24.94 37.00 39.75 34.80
Actual - g / - oz 781 1,091 1,470 1,155 25.10 35.07 47.25 37.14
FINANCIAL RESULTS (MILLION)
Gold income
104 126 151 535 15 18 21 76
Cost of sales 95 84 48 322 14 12 7 46
Cash operating costs 72 71 44 230 11 10 6 33
Other cash costs 8 11 11 42 1 1 1 6
Total cash costs 81 81 55 272 12 12 8 39
Rehabilitation and other non-cash costs 8 1 (31) 10 1 - (4) 2
Production costs 89 82 24 282 13 12 3 40
Amortisation of tangible assets 6 7 24 39 1 1 3 6
Inventory change - (5) - 1 - (1) - -
10 42 103 213 1 6 14 30
Realised non-hedge derivatives - - - - - - - -
10 42 103 213 1 6 14 30
Capital expenditure 2 3 5 15 - - 1 2
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Namibia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 661 698 856 2,856 864 913 1,120 3,735
Mined - 000 tonnes / - 000 tons 1,768 1,757 2,133 7,276 1,949 1,937 2,351 8,020
Treated - 000 tonnes / - 000 tons 388 390 379 1,597 428 430 418 1,760
Stripping ratio - t (mined total-mined ore) / t mined ore 3.97 4.27 5.83 4.43 3.97 4.27 5.83 4.43
Yield - g/t / - oz/t 1.61 1.64 1.63 1.56 0.047 0.048 0.048 0.046
Gold produced - kg / - oz (000) 624 638 617 2,496 20 21 20 80
Gold sold - kg / - oz (000) 644 621 544 2,581 21 20 17 83
Price received - R/kg / - $/oz - sold 149,169 139,562 146,335 141,218 686 613 619 625
Total cash costs - R/kg / - $/oz - produced 114,627 97,908 70,764 94,430 527 431 303 419
Total production costs - R/kg / - $/oz - produced 120,359 114,364 96,078 108,140 554 503 412 479
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 458 503 756 485 14.73 16.19 24.32 15.59
Actual - g / - oz 415 446 654 509 13.34 14.34 21.04 16.35
FINANCIAL RESULTS (MILLION)
Gold income
96 87 80 364 14 12 11 52
Cost of sales 77 71 48 275 11 10 7 39
Cash operating costs 68 59 42 222 10 8 6 32
Other cash costs 3 3 2 13 - - - 2
Total cash costs 71 62 44 236 11 9 6 34
Rehabilitation and other non-cash costs (8) - 4 (8) (1) - 1 (1)
Production costs 64 62 48 228 9 9 7 33
Amortisation of tangible assets 11 10 11 42 2 1 2 6
Inventory change 2 (2) (12) 5 - - (2) 1
19 16 32 90 3 2 4 13
Realised non-hedge derivatives - - - - - - - -
19 16 32 90 3 2 4 13
Capital expenditure 24 10 18 43 3 1 3 6
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Tanzania
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 6,307 6,241 5,836 24,031 8,249 8,164 7,633 31,432
Mined - 000 tonnes / - 000 tons 16,460 16,420 15,271 63,206 18,144 18,100 16,833 69,673
Treated - 000 tonnes / - 000 tons 1,230 1,341 1,437 5,066 1,356 1,479 1,583 5,584
Stripping ratio - t (mined total-mined ore) / t mined ore 8.65 12.29 8.00 10.55 8.65 12.29 8.00 10.55
Yield - g/t / - oz/t 1.46 2.54 1.73 2.01 0.043 0.074 0.050 0.059
Gold produced - kg / - oz (000) 1,801 3,401 2,478 10,166 58 109 80 327
Gold sold - kg / - oz (000) 2,059 3,384 2,617 10,205 66 109 84 328
Price received - R/kg / - $/oz - sold 145,675 141,973 143,260 141,097 671 623 608 623
Total cash costs - R/kg / - $/oz - produced 156,518 91,263 138,524 101,930 722 401 586 452
Total production costs - R/kg / - $/oz - produced 207,723 117,895 143,291 135,538 956 518 605 601
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 819 884 1,489 795 26.32 28.41 47.87 25.56
Actual - g / - oz 269 555 385 404 8.66 17.84 12.38 12.98
FINANCIAL RESULTS (MILLION)
Gold income
111 334 257 807 16 47 35 114
Cost of sales 410 386 377 1,388 61 55 51 198
Cash operating costs 265 289 320 967 39 41 44 138
Other cash costs 11 16 15 48 2 2 2 7
Total cash costs 276 305 335 1,015 41 43 46 145
Rehabilitation and other non-cash costs 35 - (68) 35 5 - (9) 5
Production costs 311 305 267 1,050 46 43 36 150
Amortisation of tangible assets 57 91 80 307 8 13 11 43
Inventory change 42 (9) 30 32 6 (1) 4 5
(299) (52) (121) (581) (44) (7) (16) (84)
Realised non-hedge derivatives 189 146 118 633 28 21 16 90
(110) 94 (2) 52 (16) 13 - 6
Capital expenditure 78 50 119 187 11 7 16 27
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts

USA
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2007
2007
2006
2007
2007
2007
2006
2007
CRIPPLE CREEK & VICTOR J.V.
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 12,337 12,042 12,840 48,554 13,599 13,274 14,153 53,522
Placed
1 - 000 tonnes / - 000 tons 5,452 5,311 5,468 20,907 6,010 5,854 6,027 23,046
Stripping ratio - t (mined total-mined ore) / t mined ore 1.22 1.13 1.46 1.35 1.22 1.13 1.46 1.35
Yield
2
- g/t / - oz/t 0.55 0.52 0.48 0.53 0.016 0.015 0.014 0.016
Gold placed
3
- kg / - oz (000) 2,993 2,774 2,617 11,143 96 89 84 358
Gold produced - kg / - oz (000) 2,778 1,866 2,661 8,766 89 60 86 282
Gold sold - kg / - oz (000) 2,764 2,022 2,692 8,692 89 65 87 279
Price received - R/kg / - $/oz - sold 152,843 141,641 146,846 144,073 702 624 626 640
Total cash costs
4
- R/kg / - $/oz - produced 60,401 70,059 60,891 60,589 277 308 259 269
Total production costs - R/kg / - $/oz - produced 83,611 94,979 85,892 83,815 384 418 366 372
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,467 2,529 2,675 2,405 79.32 81.33 86.00 77.31
Actual - g / - oz 2,721 1,796 2,740 2,160 87.48 57.74 88.10 69.45
FINANCIAL RESULTS (MILLION)
Gold income
280 185 286 813 41 26 39 116
Cost of sales 232 177 229 735 34 25 31 105
Cash operating costs 200 206 170 766 29 29 23 109
Other cash costs (4) 8 7 15 (1) 1 1 2
Total cash costs 196 214 177 781 29 30 24 111
Rehabilitation and other non-cash costs 19 3 4 29 3 - 1 4
Production costs 215 217 181 810 32 31 25 115
Amortisation of tangible assets 57 58 59 224 8 8 8 32
Inventory change (39) (98) (12) (299) (6) (14) (1) (42)
48 8 58 78 7 1 8 11
Realised non-hedge derivatives 143 102 109 440 21 14 15 63
190 109 167 518 28 15 23 74
Capital expenditure 32 54 29 160 5 8 4 23
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Shareholders’ notice board
Diary:
Financial year-end 31 December
Annual financial statements posting on or about 19 March 2008
Annual general meeting 11:00 SA time 2 May 2008
Quarterly reports released:
Quarter ended 31 March 2008 2 May 2008
Quarter ended 30 June 2008 31 July 2008
Quarter ended 30 September 2008 30 October 2008
Quarter ended 31 December 2008 *2 February 2009
Dividends /
Dividend Number
Declared
Last date to trade
ordinary shares
cum dividend
Payment date to
shareholders
Payment date to ADS
holders
Final – No. 103 6 February 2008 22 February 2008 7 March 2008 17 March 2008
Interim – No. 104 30 July 2008* 15 August 2008* 29 August 2008* 8 September 2008*
Final – No. 105 4 February 2009* 20 February 2009* 6 March 2009* 16 March 2009*
* Approximate dates.
Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of
AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.
Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their
CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2006 dated 06 July 2007, which was filed with the Securities and Exchange Commission (SEC) on 09 July 2007.
Administrative information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani
~
(Chief Executive Officer)
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman
Mrs E le R Bradley
J H Mensah
W A Nairn
Prof W L Nkuhlu
S M Pityana
S R Thompson *
* British
#
American Ghanaian
~ Australian
Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell
Contacts
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
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Investor Services, P O Box 11258
Church Street Station
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